UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Y-MABS THERAPEUTICS, INC.
(Name of Subject Company)

Y-MABS THERAPEUTICS, INC.
(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)
984241109
(CUSIP Number of Class of Securities)
Michael Rossi
President and Chief Executive Officer
Y-mAbs Therapeutics, Inc.
202 Carnegie Center Drive
Suite 301
Princeton, New Jersey 08540
(646) 885-8505
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With a copy to:
Divakar Gupta
Sarah K. Sellers
William Sorabella
William Roegge
Cooley LLP
55 Hudson Yards
New York, New York 10001
(212) 479-6000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.   SUBJECT COMPANY INFORMATION
Name and Address
The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Y-mAbs Therapeutics, Inc., a Delaware corporation (“Y-mAbs” or the “Company”). The address of the Company’s principal executive office is 202 Carnegie Drive Center, Suite 301 Princeton, New Jersey 08540, United States of America. The telephone number of the Company’s principal executive office is (646) 885-8505.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, $0.0001 par value per share (“Company Common Stock,” and shares of Company Common Stock, “Shares”). As of August 12, 2025, there were (i) 45,438,420 Shares issued and outstanding, (ii) 10,680,900 Shares subject to issuance pursuant to outstanding options to purchase Shares (each, a “Company Option”), of which 3,879,772 Shares were subject to issuance pursuant to In the Money Options (as defined below) (with a weighted-average exercise price of $5.44 per Share) and 6,801,128 Shares were subject to issuance pursuant to Underwater Company Options (as defined below), (iii) 806,720 Shares subject to or otherwise deliverable in connection with outstanding restricted stock units that are not Company PSUs (as defined below) (each, a “Company RSU”), and (iv) 223,100 Shares subject to or otherwise deliverable in connection with outstanding restricted stock units subject to performance-based vesting conditions (assuming performance conditions are satisfied in full) (each, a “Company PSU”).
ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON
Name and Address
The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth above in the section captioned “Item 1. Subject Company Information — Name and Address.”
Tender Offer
This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 18, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by Perseus BidCo US, Inc., a Delaware corporation (“Parent”), and Yosemite Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). As used in this Schedule 14D-9, “SERB” refers to affiliated entities of SERB Pharmaceuticals, including Parent, Purchaser, SERB SAS, a French société par actions simplifiée, BTG International Inc., a Delaware corporation and an affiliate of Parent (“BTG”), and Stark International Lux, a Luxembourg private limited liability company (société à responsabilité limitée) (“Ultimate Parent”).
The Schedule TO relates to the tender offer to purchase all of the outstanding Shares for $8.60 per Share (the “Offer Price”) in cash, without interest and subject to any applicable withholding taxes, all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated August 18, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase and the Letter of Transmittal, collectively the “Offer”).
The Offer to Purchase and the Letter of Transmittal and the Notice of Guaranteed Delivery are being mailed to the Company’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 4, 2025 (as it may be amended or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and, solely for purposes of Section 5.16 and Article 8 thereof, Ultimate Parent. A more complete description of the Merger Agreement can be found in Section 13 (Section 13 — The Transaction Documents — The Merger Agreement) of the Offer to Purchase, and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.
The Merger Agreement provides, among other matters, that after the consummation (as defined in Section 251(h) of the Delaware General Corporation Law (the “DGCL”)) of the Offer, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the DGCL, Purchaser will merge with and into the Company (the “Merger”), the separate existence of Purchaser will cease and the Company will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the stockholders of the Company. In the Merger, each Share outstanding at the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be mutually agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than (i) Shares held by (a) the Company and each of its subsidiaries (including in the Company’s treasury) (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties) or (b) Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent as of the Effective Time, (ii) Shares outstanding immediately prior to the Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and who have properly exercised and perfected their respective demands for appraisal of such Shares in accordance with Section 262 of the DGCL and, as of the Effective Time, have not effectively withdrawn, failed to perfect or otherwise lost their rights to such appraisal and payment under the DGCL, and (iii) any Shares irrevocably accepted to be acquired in the Offer) shall be cancelled and cease to exist and be converted into the right to receive the Offer Price in cash (the “Merger Consideration”), without interest and subject to any applicable withholding taxes. Upon the Effective Time, the Company will cease to be a publicly traded company and will become wholly owned by Parent. The Merger, the Offer and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”
The Merger Agreement provides that as of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time and without any action on the part of any holder of Company Options, Parent, Purchaser or the Company, each Company Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable, and to the extent not exercised prior to the Effective Time, each vested Option (after giving effect to the aforementioned acceleration treatment) will be cancelled and converted into the right to receive an amount in cash, without interest and subject to deduction for any applicable withholding tax, equal to the product of (i) the total number of Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (ii) the excess of the Merger Consideration over the exercise price payable per Share of each such Company Option; provided, however, that if the exercise price per Share of any such Company Option is equal to or greater than the Merger Consideration (any such Company Option, an “Underwater Company Option”), any holder of such Underwater Company Option will not be entitled to any payment of the Merger Consideration, and any such Underwater Company Option will be cancelled at the Effective Time without the payment of Merger Consideration therefor.
The Merger Agreement provides that as of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time and without any action on the part of any holder of Company RSUs, Parent, Purchaser or the Company, each Company RSU granted pursuant to any of the Company’s Amended and Restated 2015 Equity Incentive Plan and the Company’s 2018 Equity Incentive Plan (the “Company Equity Plans”), assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted (other than a Company PSU Award (as defined below)) (each, a “Company RSU Award”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash, without interest and subject to deduction for any applicable withholding tax, equal to the product of (i) the total number of

Shares issuable in settlement to such Company RSU Award immediately prior to the Effective Time without regard to vesting, multiplied by (ii) the Merger Consideration.
The Merger Agreement provides that as of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time and without any action on the part of any holder of Company PSUs, Parent, Purchaser or the Company, each Company PSU granted pursuant to any of the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted (each, a “Company PSU Award”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash, without interest and subject to deduction for any applicable withholding tax, equal to the product of (i) the maximum number of Shares issuable in settlement to such Company PSU Award immediately prior to the Effective Time without regard to vesting, multiplied by (ii) the Merger Consideration.
The initial expiration date of the Offer is one minute following 11:59 p.m., Eastern time, on September 15, 2025, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”).
The Merger Agreement also provides, among other things, that subject to the terms and conditions of the Merger Agreement, including the satisfaction or waiver of all of the conditions of the Offer and the Merger, promptly after the Expiration Date, Purchaser will (and Parent will cause Purchaser to) consummate the Offer in accordance with its terms and promptly accept for payment (the time of such acceptance, the “Offer Acceptance Time”) and promptly thereafter pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. The Offer is not subject to a financing condition. Pursuant to the Merger Agreement, the consummation of the Merger (the “Closing”) will take place as promptly as reasonably practicable, and in any event within two business days of the Offer Acceptance Time, following the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.
According to the Offer to Purchase, Parent has formed Purchaser for the purpose of consummating the Offer and effecting the Merger. As set forth in the Schedule TO, the address of each of Parent and Purchaser is 300 Conshohocken State Road, Suite, 300, West Conshohocken, Pennsylvania 19428, United States of America, and the telephone number of each of Parent and Purchaser is (856) 981-7737.
Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov, on the investor relations section of the Company’s website at https://ir.ymabs.com/, or by directing a request to the Company’s investor relations contact at cdu@ymabs.com or MacKenzie Partners, the information agent for the Offer, toll free at 800) 322-2885 or by email at tenderoffer@mackenziepartners.com.
ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and either of (i) the Company’s executive officers, directors or affiliates, or (ii) Parent, Purchaser, Ultimate Parent or their respective executive officers, directors or affiliates, on the other hand. The Company’s Board of Directors (the “Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9 along with other matters as described below under “Item 4. The Solicitation or Recommendation — Reasons for Recommendation.”
Arrangements Between Y-mAbs and its Executive Officers, Directors and Affiliates
In considering the recommendation of the Board to tender Shares in the Offer, stockholders of the Company should be aware that the Company’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the

Transactions, including the Offer and the Merger, that may be different from or in addition to those of stockholders of the Company, generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:
•
outstanding Company Options will accelerate and become fully vested as of immediately before the Effective Time, and outstanding vested Company Options with a per Share exercise price that is less than the Merger Consideration (the “In the Money Options”) (after giving effect to such vesting acceleration), will be cashed out in connection with the Merger;

•
outstanding Company RSU Awards and outstanding Company PSU Awards (in each case, without regard to vesting) will be cashed out in connection with the Merger (in the case of Company PSU Awards, based on the maximum number of Shares issuable in settlement to such Company PSU Award immediately prior to the Effective Time);

•
certain executive officers of the Company are eligible to receive severance payments and benefits in the event of a qualifying termination on or within 12 months following a change in control pursuant to the Y-mAbs Therapeutics, Inc. Executive Severance Plan (the “Executive Severance Plan”) and the individually executed participation agreements thereunder or their individual employment agreements;

•
certain executive officers may receive transaction bonuses in connection with the Merger;

•
employees of the Company (including Company executive officers) who continue employment following the Effective Time may potentially receive payment of a pro-rated portion of their 2025 annual bonuses; and

•
the Company’s directors and officers are entitled to continued indemnification and insurance coverage under the Merger Agreement and indemnification agreements between such individuals and the Company.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between the Company and its executive officers, directors, and affiliates, please see the Proxy Statement, the Form 10-K, and other filings and reports that the Company may file from time to time with the SEC.
Outstanding Shares Held by Directors and Executive Officers
The Company’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price for each such Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. If the Merger occurs, then at the Effective Time, any Shares owned by the Company’s executive officers and directors that were not tendered into the Offer will be converted into the right to receive, for each such Share, the same Offer Price on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the Merger.
As of August 12, 2025, the executive officers and directors of the Company beneficially owned, in the aggregate, 7,202,362 Shares (excluding Shares issuable upon exercise of outstanding Company Options and vesting and settlement of outstanding Company RSU Awards and Company PSU Awards), representing approximately 15.85% of the then-outstanding Shares.
The following table sets forth (i) the number of Shares beneficially owned as of August 12, 2025, by each of the Company’s executive officers and directors (excluding Shares issuable upon the exercise of outstanding Company Options and the vesting and settlement of outstanding Company RSU Awards and Company PSU Awards), and (ii) the aggregate cash consideration that would be payable for such Shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned* (#)	Consideration Payable in Respect of Shares Beneficially Owned ($)
Executive Officers
Michael Rossi, President, Chief Executive Officer and Director	7,982	68,645
Thomas Gad, Founder, Chief Business Officer and Vice Chairman of the Board	373,167(1)	3,209,236
Peter Pfreundschuh, Executive Vice President, Chief Financial Officer and Treasurer	—(2)	131,864
John LaRocca, Senior Vice President, General Counsel and Secretary	—	—
Joris Wiel Jan Wilms, Senior Vice President and Chief Operating Officer	12,799	110,071
Doug Gentilcore, Senior Vice President and Danyelza Business Unit Head	—	—
Directors
Dr. James I. Healy, Chair	2,225,881(3)	19,142,577
David N. Gill	5,825	50,095
Laura J. Hamill	5,825	50,095
Dr. Ashutosh Tyagi	5,825	50,095
Johan Wedell-Wedellsborg	4,565,058(4)	39,259,499
All of the Company’s current directors and executive officers as a group (11 persons)	7,202,362	61,940,313

*
Includes Shares held through trusts and other affiliated entities

(1)
Includes 67,681 Shares owned by GAD Enterprises LLC, of which Mr. Gad is the sole member and manager and as such Mr. Gad has sole voting and dispositive power with respect to such Shares, and 60,000 Shares owned by Mr. Gad’s children who are deemed to share the same household.

(2)
Excludes 15,333 fully-vested RSUs that will be settled into Shares immediately prior to the Effective Time.

(3)
Includes 2,194,278 Shares owned by Sofinnova Venture Partners X, L.P. Dr. Healy is a managing member of Sofinnova Management X-A, L.L.C., the General Partner of Sofinnova Venture Partners X, L.P., and as such has voting and dispositive power over such Shares with Maha Katabi, Ph.D., CFA, the other managing member of Sofinnova Management X-A, L.L.C.

(4)
Includes 4,559,233 Shares owned by WG Biotech ApS in which Mr. Wedell-Wedellsborg is the majority owner and as such has sole voting and dispositive power with respect to such Shares.

Treatment of Company Options, Company RSU Awards and Company PSU Awards
Each Company Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. At the Effective Time, by virtue of the Merger and without any further action on the part of any holder of Company Options, Parent, Purchaser or the Company, each vested In the Money Option (after giving effect to the acceleration treatment set forth in the preceding sentence) that is outstanding as of immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash, without interest and subject to deduction for any applicable withholding tax, equal to the product of (i) the excess of (a) the Offer Price over (b) the exercise price payable per Share of such In the Money Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time.
At the Effective Time, each Underwater Company Option that is then outstanding and unexercised will be cancelled at the Effective Time with no consideration payable in respect thereof.

At the Effective Time, and conditioned upon the occurrence of the Effective Time and without any action on the part of any holder of Company RSU Awards, Parent, Purchaser or the Company, each Company RSU Award that is outstanding as of immediately prior to the Effective Time, whether or not vested, will be cancelled and converted into the right to receive an amount in cash, without interest and subject to deduction for any applicable withholding tax, equal to the product of (i) the Offer Price and (ii) the total number of Shares issuable in settlement to such Company RSU Award immediately prior to the Effective Time without regard to vesting.
At the Effective Time, and conditioned upon the occurrence of the Effective Time and without any action on the part of any holder of Company PSU Awards, Parent, Purchaser or the Company, each Company PSU Award, whether or not vested, will be cancelled and converted into the right to receive an amount in cash, without interest and subject to deduction for any applicable withholding tax, equal to the product of (i) the Offer Price and (ii) the maximum number of Shares issuable in settlement of such Company PSU Award immediately prior to the Effective Time without regard to vesting.
The table below sets forth, for each of the Company’s executive officers and directors, as of August 12, 2025: (i)(a) the aggregate number of Shares subject to In the Money Options and (b) the value of cash amounts payable in respect of such In the Money Options on a pre-tax basis at the Effective Time, calculated by multiplying (A) the excess of (1) the Offer Price over (2) the exercise price payable per Share of such In the Money Option, by (B) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time and (ii) the aggregate number of Shares subject to Underwater Company Options.
	In the Money Options		Underwater Company Options
Name	Number of Shares Underlying In the Money Options (#)	Amount Payable in Respect of In the Money Options ($)	Number of Shares Underlying Underwater Company Options (#)
Executive Officers
Michael Rossi, President, Chief Executive Officer and Director	825,940	2,267,542	214,200
Thomas Gad, Founder, Chief Business Officer and Vice Chairman of the Board	540,369	1,920,263	731,450
Peter Pfreundschuh, Executive Vice President, Chief Financial Officer and Treasurer	63,500	154,940	170,000
John LaRocca, Senior Vice President, General Counsel and Secretary	42,900	104,676	142,600
Joris Wiel Jan Wilms, Senior Vice President and Chief Operating Officer	130,600	457,906	167,700
Doug Gentilcore, Senior Vice President and Danyelza Business Unit Head	142,600	347,944	—
Directors
Dr. James I. Healy, Chair	47,400	143,367	74,767
David N. Gill	47,400	143,367	92,545
Laura J. Hamill	47,400	143,367	68,545
Dr. Ashutosh Tyagi	47,400	143,367	100,545
Johan Wedell-Wedellsborg	83,400	295,287	100,545
All of the Company’s current directors and executive officers as a group (11 persons)	2,018,909	6,122,026	1,862,897
The table below sets forth, for each of the Company’s executive officers and directors, as of August 12, 2025: (i) the aggregate number of Shares subject to Company RSU Awards and (ii) the value of cash amounts payable in respect of such Company RSU Awards on a pre-tax basis at the Effective Time, calculated by multiplying (a) the total number of Shares issuable in settlement of such Company RSU Awards immediately prior to the Effective Time without regard to vesting, by (b) the Offer Price.

	Company RSU Awards
Name	Number of Shares Underlying Company RSU Awards (#)	Amount Payable in Respect of Company RSU Awards ($)
Executive Officers
Michael Rossi, President, Chief Executive Officer and Director	129,101	1,110,269
Thomas Gad, Founder, Chief Business Officer and Vice Chairman of the Board	60,235	518,021
Peter Pfreundschuh, Executive Vice President, Chief Financial Officer and Treasurer	77,800(1)	669,080
John LaRocca, Senior Vice President, General Counsel and Secretary	21,500	184,900
Joris Wiel Jan Wilms, Senior Vice President and Chief Operating Officer	39,301	337,989
Doug Gentilcore, Senior Vice President and Danyelza Business Unit Head	—	—
Directors
Dr. James I. Healy, Chair	25,080	215,688
David N. Gill	25,080	215,688
Laura J. Hamill	25,080	215,688
Dr. Ashutosh Tyagi	25,080	215,688
Johan Wedell-Wedellsborg	25,080	215,688
All of the Company’s current directors and executive officers as a group (11 persons)	453,337	3,898,698

(1)
Includes 15,333 fully-vested RSUs that will be settled into Shares immediately prior to the Effective Time.

The table below sets forth, for each of the Company’s executive officers and directors as of August 12, 2025: (i) the aggregate maximum number of Shares subject to Company PSU Awards and (ii) the value of cash amounts payable in respect of such Company PSU Awards on a pre-tax basis at the Effective Time, calculated by multiplying (A) the total maximum number of Shares issuable in settlement of such Company PSU Awards immediately prior to the Effective Time, without regard to vesting, by (B) the Offer Price.
	Company PSU Awards
Name	Maximum Number of Shares Underlying Company PSU Awards (#)	Amount Payable in Respect of Company PSU Awards ($)
Executive Officers
Michael Rossi, President, Chief Executive Officer and Director	159,300	1,369,980
Thomas Gad, Founder, Chief Business Officer and Vice Chairman of the Board	32,000	275,200
Peter Pfreundschuh, Executive Vice President, Chief Financial Officer and Treasurer	31,800	273,480
John LaRocca, Senior Vice President, General Counsel and Secretary	—	—
Joris Wiel Jan Wilms, Senior Vice President and Chief Operating Officer	—	—
Doug Gentilcore, Senior Vice President and Danyelza Business Unit Head	—	—
Directors
Dr. James I. Healy, Chair	—	—
David N. Gill	—	—

Company PSU Awards
Name	Maximum Number of Shares Underlying Company PSU Awards (#)	Amount Payable in Respect of Company PSU Awards ($)
Laura J. Hamill	—	—
Dr. Ashutosh Tyagi	—	—
Johan Wedell-Wedellsborg	—	—
All of the Company’s current directors and executive officers as a group (11 persons)	223,100	1,918,660
Treatment of Company Equity Plans
Subject to the consummation of the Merger and effective immediately prior to the Effective Time, each of the Company Equity Plans will automatically terminate.
Treatment of Company ESPP
Unless the Merger Agreement is terminated, no Company employee may become a participant in the Company’s Employee Stock Purchase Plan (the “Company ESPP”) and no offering period will commence under the Company ESPP. Subject to the consummation of the Merger, the Company ESPP will automatically terminate effective immediately prior to the Effective Time.
Potential Payments and Benefits upon Termination or Change in Control
Regardless of the manner in which an executive officer’s service terminates, our executive officers are entitled to receive accrued but unpaid salary earned during their terms of service, any unreimbursed business expenses, in accordance with the Company’s standard expense reimbursement policies, and any benefits owed to them under any qualified retirement plan or health and welfare benefit plan in which they were a participant in accordance with applicable law and the provisions of such plan.
Equity Award Acceleration
Under the Merger Agreement, outstanding Company Options will accelerate and become fully vested as of immediately before the Effective Time, and outstanding vested In the Money Options (after giving effect to such vesting acceleration), outstanding Company RSU Awards and outstanding Company PSU Awards (in each case, without regard to vesting) will be cashed out or otherwise cancelled as described in further detail above under “— Treatment of Company Options, Company RSU Awards and Company PSU Awards” and any provisions in any individual agreements related to the acceleration of the vesting of Company equity awards in connection with a change in control will be superseded by the provisions of the Merger Agreement.
Executive Employment Agreements and Executive Officer Severance Plan
The Company has entered into employment or service agreements with each Messrs. Rossi, Gad, Pfreundschuh and Wilms, which agreements provide for severance benefits in certain circumstances. In addition, each of Messrs. LaRocca and Gentilcore is a participant in the Executive Severance Plan and is eligible to receive severance benefits under that plan in certain circumstances.
Rossi Employment Agreement
In connection with his appointment as President and Chief Executive Officer, Mr. Rossi entered into an employment agreement (the “Rossi Employment Agreement”) with the Company on October 17, 2023. The employment agreement establishes Mr. Rossi’s title, his base salary, the terms of his signing bonus and initial equity grant and a grant he was eligible to receive in fiscal year 2024, his eligibility for an annual bonus, and his eligibility for benefits and also provides for certain benefits upon termination of his employment under specified conditions.
Mr. Rossi’s employment is “at will.” Either the Company or Mr. Rossi may terminate his employment at any time with or without cause or advance notice, subject to the terms and conditions of the Rossi Employment Agreement. Pursuant to the Rossi Employment Agreement, in the event the Company terminates his employment without “cause” (as defined in the Rossi Employment Agreement) or Mr. Rossi terminates his employment with the Company for “good reason” (as defined in the Rossi Employment Agreement), then, conditioned upon his timely execution and non-revocation of a separation agreement and release of claims in a form satisfactory to the Company, Mr. Rossi will be eligible to receive the following severance benefits: (i) an amount equal to his then-current base salary (prior to any reduction in base salary that served as the basis for a resignation for good reason) for 12 months, paid in equal installments on the Company’s regular payroll schedule; (ii) if not yet paid, the amount of his annual cash bonus for the immediately preceding calendar year, paid at the same time as such annual cash bonus would be paid if he had remained employed by the Company; (iii) an amount equal to the annual cash bonus target for the calendar year in which the termination occurs, pro-rated based on days worked within the year; (iv) acceleration of any equity awards that are subject to a time-based vesting schedule as if he had remained continuously employed by the Company for 12 months following the date of the termination; and (v) provided Mr. Rossi timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), payment by the Company of the COBRA premiums necessary to continue his health insurance coverage in effect on the termination date (the “COBRA Premiums”) beginning on the date of his separation from service and ending on the earliest to occur of (a) 12 months following the date of his separation from service, (b) the date he becomes eligible for group health insurance coverage through a new employer or (c) the date he ceases to be eligible for COBRA coverage for any reason.
In the event Mr. Rossi is terminated by the Company without “cause” or terminates his employment for “good reason” upon or within 12 months following a “change in control” (as defined in the Rossi Employment Agreement and which includes the Transactions), then, conditioned upon his execution and non-revocation of a separation agreement and release of claims in a form satisfactory to the Company, Mr. Rossi will be entitled to the following enhanced severance benefits: (i) an amount equal to his then-current base salary (prior to any reduction in base salary that served as the basis for a resignation for good reason) for 18 months, paid in a lump sum; (ii) provided Mr. Rossi timely elects continued coverage under COBRA, payment by the Company of COBRA Premiums beginning on the date of his separation from service and ending on the earliest to occur of (a) 18 months following the date of his separation from service, (b) the date he becomes eligible for group health insurance coverage through a new employer or (c) the date he ceases to be eligible for COBRA coverage for any reason; (iii) a bonus equivalent to 150% of his annual bonus target for the year in which such termination occurs, payable in a lump sum; and (iv) if his equity awards are assumed, continued, or substituted for similar awards of the successor or acquiror entity, full acceleration of (a) the vesting of any service or time-based vesting conditions of his then outstanding equity awards and (b) the vesting of any performance conditions of his then outstanding equity awards at 100% of the target level of achievement, in each case as of the later of the date of Mr. Rossi’s termination or the effectiveness of the change in control.
The Rossi Employment Agreement provides that if any payment or benefits to be provided to Mr. Rossi would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code (the “Code”) and could be subject to the related excise tax, Mr. Rossi would be entitled to receive either full payment of such payments and benefits or such lesser amount which would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to Mr. Rossi.
Mr. Rossi has also agreed pursuant to an Employee Confidential Information and Inventions Assignment Agreement not to disclose the Company’s confidential and proprietary information and to assign to the Company related intellectual property developed during the course of his employment and to non-competition and non-solicitation of the Company’s employees and third parties with whom the Company does business for one year after termination of employment.

Gad Service Agreement
In April 2016, the Company entered into a service agreement with Mr. Gad (the “Gad Service Agreement”). The Gad Service Agreement establishes Mr. Gad’s title, his base salary, his eligibility for an annual bonus, and his eligibility for benefits and also provides for certain benefits upon termination of his employment under specified conditions. Pursuant to the terms of the Gad Service Agreement, the Company may terminate Mr. Gad’s employment for any reason with 12 months’ notice and Mr. Gad may terminate his employment with 6 months’ notice. Under the terms of the Gad Service Agreement, if Mr. Gad’s employment is terminated by the Company without “cause” (as defined in the Gad Service Agreement) then, subject to Mr. Gad’s execution of a release in form and substance satisfactory to the Company, the Company has agreed to continue to pay his then-existing base salary and the benefits described below for one full year commencing with the day following the final day of the 12-month notice period.
Under the Gad Service Agreement, the Company provides Mr. Gad with a laptop, an ADSL connection, and a mobile phone (which Mr. Gad may also use for private purposes), and if, in connection with Mr. Gad leaving his positions or prior to the expiration of the notice period described above, the Company requests that Mr. Gad return his mobile phone and laptop and the Company ceases subscription payments for these fringe benefits, Mr. Gad will receive economic compensation for such benefits during the remaining part of Mr. Gad’s notice period equal to the taxable value of these benefits.
Pfreundschuh Employment Agreement
In connection with his appointment as Chief Financial Officer, Mr. Pfreundschuh entered into an employment agreement (the “Pfreundschuh Employment Agreement”) with the Company on June 28, 2024. The Pfreundschuh Employment Agreement establishes Mr. Pfreundschuh’s title, his base salary, the terms of his initial equity grant, his eligibility for an annual bonus, and his eligibility for benefits and also provides for certain benefits upon termination of his employment under specified conditions.
Mr. Pfreundschuh’s employment is “at will.” Either the Company or Mr. Pfreundschuh may terminate his employment at any time with or without cause or advance notice, subject to the terms and conditions of the Pfreundschuh Employment Agreement. Pursuant to the Pfreundschuh Employment Agreement, in the event the Company terminates his employment without “cause” (as defined in the Pfreundschuh Employment Agreement) or Mr. Pfreundschuh terminates his employment with the Company for “good reason” (as defined in the Pfreundschuh Employment Agreement), then, conditioned upon his timely execution and non-revocation of a separation agreement and release of claims in a form satisfactory to the Company, Mr. Pfreundschuh will be eligible to receive the following severance benefits: (i) an amount equal to his then-current base salary (prior to any reduction in base salary that served as the basis for a resignation for good reason) for 12 months, paid in equal installments on the Company’s regular payroll schedule; (ii) the unpaid amount of any annual bonus awarded to him prior to such termination; and (iii) provided Mr. Pfreundschuh timely elects continued coverage under COBRA, payment by the Company of the COBRA premiums necessary to continue his health insurance coverage in effect on the termination date (the “COBRA Premiums”) beginning on the date of his separation from service and ending on the earliest to occur of (a) 12 months following the date of his separation from service, (b) the date he becomes eligible for group health insurance coverage through a new employer or (c) the date he ceases to be eligible for COBRA coverage for any reason.
In the event there is a “change in control” (as defined in the Pfreundschuh Employment Agreement and which includes the Transactions) and (i) the successor corporation (or a parent or subsidiary of the successor corporation) does not offer Mr. Pfreundschuh employment on terms comparable to his then existing terms of employment or at the level at which he currently has with the Company and in connection therewith, Mr. Pfreundschuh terminates employment or (ii) Mr. Pfreundschuh’s employment is terminated by such successor corporation without “cause” or by him for “good reason,” within one-year after the change in control, then, conditioned upon his timely execution and non-revocation of a separation agreement and release of claims in a form satisfactory to the Company, Mr. Pfreundschuh will be entitled to receive the following enhanced severance benefits: (a) continued payment of his then current base salary (without regard to any reduction in base salary that served as the basis for a resignation for good reason) for 12 months following the date of termination in accordance with the Company’s ordinary payroll practice; (b) provided Mr. Pfreundschuh timely elects continued coverage under COBRA, payment by the Company of COBRA

Premiums beginning on the date of his separation from service for a period of 12 months following the date of his separation from service or until he obtains new employment, whichever comes first; (c) a bonus equivalent to 100% of his annual bonus target for the year in which such termination occurs, payable in a lump sum; and (d) if his equity awards are assumed, continued, or substituted for similar awards of the successor or acquiror entity, full acceleration of (A) the vesting of any service or time-based vesting conditions of his then outstanding equity awards and (B) the vesting of any performance conditions of his then outstanding equity awards at 100% of the target level of achievement, in each case as of later of the date of Mr. Pfreundschuh’s termination or the effectiveness of the change in control.
The Pfreundschuh Employment Agreement provides that if any payment or benefits to be provided to Mr. Pfreundschuh would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, Mr. Pfreundschuh would be entitled to receive either full payment of such payments and benefits or such lesser amount which would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to Mr. Pfreundschuh.
In addition to the Pfreundschuh Employment Agreement, on June 28, 2024, Mr. Pfreundschuh entered into the Company’s standard form Invention and Confidential Information Agreement with the Company which contains restrictive covenants, including covenants related to non-competition and non-solicitation of the Company’s employees, consultants, contractors, customers or suppliers, at all times during employment and, in the case of the non-solicitation covenant, for one year after any termination of employment, and prohibits unauthorized use or disclosure of the Company’s confidential information and trade secrets, among other obligations.
Wilms Employment Agreement
In November 2017, Y-mAbs Therapeutics A/S entered into an employment contract with Mr. Wilms, which employment contract was amended in June 2020 (as so amended, the “Wilms Employment Contract”). The Wilms Employment Contract establishes Mr. Wilms’ title, his base salary, his eligibility for an annual bonus, and his eligibility for benefits and also provides for certain benefits upon termination of his employment under specified conditions. Pursuant to the terms of the Wilms Employment Contract, Y-mAbs Therapeutics A/S may terminate Mr. Wilms’ employment for any reason with at least nine months’ notice and Mr. Wilms may terminate his employment with the notice periods required by Danish law.
Pursuant to the Wilms Employment Contract, in the event of a “change in control” (as defined in the Wilms Employment Contact and which includes the Transactions), Mr. Wilms may terminate the Employment Contract for any reason on one month’s written notice to the end of a month to Y-mAbs Therapeutics A/S. In the event the Wilms Employment Contract is terminated by Mr. Wilms pursuant to the preceding sentence or by Y-mAbs Therapeutics A/S within 12 months following a change in control (unless such termination is caused by a material breach by Mr. Wilms of his terms of employment) (such termination, a “covered termination in connection with a change in control”), Mr. Wilms will be entitled to the following benefits: (i) payment of all compensation for services rendered up to the effective date of termination and any other claims for compensation that may exist, (ii) a lump-sum payment in an amount equal to (a) six times his highest monthly base compensation paid during the preceding 12-month period plus (b) his annual bonus received during the preceding year; and (iii) full acceleration of the vesting of his outstanding equity awards.
Pursuant to the Wilms Employment Contract, Mr. Wilms is also subject to Danish law provisions relating to inventions or other creations relating to industrial property rights.
Gentilcore Employment Agreement
In connection with his appointment as SVP, Danyelza Business Unit Head, Mr. Gentilcore entered into an employment agreement (the “Gentilcore Employment Agreement”) with the Company on January 6, 2025. The Gentilcore Employment Agreement establishes Mr. Gentilcore’s title, his base salary, the terms of his initial equity grant, his eligibility for an annual bonus, and his eligibility for benefits.
Mr. Gentilcore’s employment is “at will.” Either the Company or Mr. Gentilcore may terminate his employment at any time with or without cause or advance notice, subject to the terms and conditions of the Executive Severance Plan, to which Mr. Gentilcore has executed a participation agreement.

In addition to the Gentilcore Employment Agreement, in connection with his entry into the Gentilcore Employment Agreement, Mr. Gentilcore entered into the Company’s standard form Invention and Confidential Information Agreement with the Company which contains restrictive covenants, including covenants related to non-competition and non-solicitation of the Company’s employees, consultants, contractors, customers or suppliers, at all times during employment and, in the case of the non-solicitation covenant, for one year after any termination of employment, and prohibits unauthorized use or disclosure of the Company’s confidential information and trade secrets, among other obligations.
LaRocca Offer Letter
In connection with his employment as General Counsel, Mr. LaRocca entered into an offer letter (the “LaRocca Offer Letter”) with the Company on December 19, 2023. The LaRocca Offer Letter establishes Mr. LaRocca’s title, his base salary, the terms of his initial equity grant, his eligibility for an annual bonus, and his eligibility for benefits.
Mr. LaRocca’s employment is “at will.” Either the Company or Mr. LaRocca may terminate his employment at any time with or without cause or advance notice, subject to the terms and conditions of the Executive Severance Plan, to which Mr. LaRocca has executed a participation agreement.
In addition to the LaRocca Offer Letter, on December 19, 2023, Mr. LaRocca entered into the Company’s standard form Invention and Confidential Information Agreement with the Company which contains restrictive covenants, including covenants related to non-competition and non-solicitation of the Company’s employees, consultants, contractors, customers or suppliers, at all times during employment and, in the case of the non-solicitation covenant, for one year after any termination of employment, and which prohibits unauthorized use or disclosure of the Company’s confidential information and trade secrets, among other obligations.
Executive Severance Plan
The Executive Severance Plan was adopted by the Board on January 6, 2025. The purpose of the Executive Severance Plan is to provide assurances of specified severance benefits to eligible executives of the Company whose employment is terminated by the Company or a successor under certain circumstances.
Under the Executive Severance Plan and the individually executed participation agreements thereunder, Messrs. LaRocca and Gentilcore are eligible to receive severance benefits upon a covered termination. A covered termination is defined in the Executive Severance Plan and means an Executive Severance Plan participant’s termination of employment by the Company without “cause” (as defined in the Executive Severance Plan) or as a result of the participant’s resignation for “good reason” (as defined in the Executive Severance Plan), provided that, in either case, such termination is not due to the participant’s death or disability. Participants in the Executive Severance Plan are eligible to receive certain benefits in the event they experience a covered termination under certain circumstances, including during a “change in control period,” as described in further detail below. All of the severance benefits under the Executive Severance Plan are contingent upon timely delivery to the Company of a general waiver and release and continued material compliance with any legal or contractual obligation to the Company.
The “change in control period” means the time period commencing on the effective date of a “change in control” (as defined in the Executive Severance Plan and which includes the Transactions) and ending on the first anniversary of the effective date of such change in control.
Upon a covered termination outside of the change in control period, each of Messrs. LaRocca and Gentilcore are eligible to receive (i) a payment equal to 12 months (such number of months, the “severance period”) of base salary (as in effect immediately prior to any reduction giving rise to “good reason,” if applicable), payable in equal installments on the Company’s regular payroll schedule; (ii) payment, in lump sum, of his annual bonus (if any) for the year preceding the year in which the covered termination occurs, to the extent awarded by the Company prior to such covered termination and not previously paid; and (iii) in the event the applicable participant timely elects continued coverage under COBRA, payment by the Company of COBRA Premiums beginning on the date of his separation from service for up to the severance period

(but in no event after such time as he is eligible for coverage under a health, dental or vision insurance plan of a subsequent employer or as he and his dependents are no longer eligible for COBRA coverage).
Upon a covered termination within the change in control period, Messrs. LaRocca and Gentilcore are eligible to receive the same severance benefits as for a covered termination outside of the change in control period (except that the 12 months of base salary will be paid in a lump sum), plus full vesting acceleration of all outstanding equity awards. With respect to any such equity awards that are subject to performance-based vesting, such award shall accelerate and vest at 100% of the target level of achievement.
The Executive Severance Plan also provides that if any payment or benefits to be provided to a participant would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the participant would be entitled to receive either full payment of such payments and benefits or such lesser amount which would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the participant.
For an estimate of the value of the payments and benefits described above that would be payable to the Company’s named executive officers upon an involuntary termination in connection with the Merger under their respective employment agreements, see “— Golden Parachute Compensation” below.
The table below sets forth, for each of Messrs. LaRocca, Gentilcore and Wilms (who are not named executive officers), as of August 12, 2025, the estimated value of the payments and benefits that would be payable to such individual upon an involuntary termination immediately following the Merger assuming the Merger occurred on August 12, 2025 excluding the value of payments with respect to outstanding In The Money Options and outstanding Company RSU Awards and Company PSU Awards (in each case, without regard to vesting) that will be cashed out or otherwise cancelled as described in further detail above under “— Treatment of Company Options, Company RSU Awards and Company PSU Awards”, which the Company has assumed constitutes a covered termination during the change in control period under the Executive Severance Plan and a covered termination in connection with a change in control under the Wilms Employment Contract.
Name	Cash Severance Amount ($)(1)	COBRA Premiums ($)	Total ($)
John LaRocca	494,000	45,283	539,283
Joris Wiel Jan Wilms	484,790(2)	—	484,790(2)
Doug Gentilcore	475,000	45,283	520,283

(1)
With respect to each of Messrs. LaRocca and Gentilcore, reflects a payment equal to 12 months of his current base salary. With respect to Mr. Wilms, reflects a payment equal to (a) the amount of his base salary payable during the nine-month notice period provided in the Wilms Employment Contract, plus (b) six times his current monthly base salary, which is the highest monthly base compensation paid during the preceding 12 month period, plus (c) the amount of his annual bonus received for his performance in the year ended December 31, 2024.

(2)
This amount was converted from Danish Krone (“DKK”) at a rate of one DKK to 0.1564 U.S. dollars, which was the conversion rate on August 14, 2025.

Transaction Bonuses
The Company may pay cash transaction bonuses to employees, including executive officers, not to exceed $2,000,000 in the aggregate. The following executive officers are expected to receive transaction bonuses in the following amounts: Mr. Rossi — $300,000; Mr. Gad — $150,000; Mr. Pfreundschuh — $300,000; Mr. LaRocca — $300,000; and Mr. Gentilcore — $200,000. As of the date of this Schedule 14D-9, no such transaction bonuses have been disbursed.
Pro-Rated 2025 Annual Bonuses
If the Closing Date (as defined in the Merger Agreement) occurs prior to the date in 2026 on which 2025 Company annual bonuses would otherwise be payable in the ordinary course of business, each employee

(including any executive officer) of the Company or its subsidiaries who is employed by the Company or its subsidiaries as of immediately prior to the Effective Time and who continues employment with the Surviving Corporation (as defined in the Merger Agreement) or any subsidiary or affiliate thereof (each, a “Continuing Employee”) will be eligible to receive a 2025 annual bonus in an amount equal to such employee’s 2025 annual bonus based on the Company’s target performance determined as of the Closing Date under the applicable bonus arrangements of the Company in effect as of the date the Merger Agreement was executed, which amount shall be prorated based on the number of days in 2025 that have elapsed as of the Closing Date, net of any withholding taxes required to be deducted and withheld by applicable legal requirements, payable on the date in 2026 on which 2025 Company annual bonuses would otherwise be payable in the ordinary course of business (the “Pro-Rated 2025 Bonus Payment”). A Continuing Employee’s Pro-Rated 2025 Bonus Payment shall be subject to and contingent upon the Continuing Employee remaining in service with the Company or its subsidiaries through the date in 2026 on which 2025 Company annual bonuses would otherwise be payable in the ordinary course of business (or an earlier termination of the Continuing Employee’s employment by the Company or its subsidiaries without cause).
Employee Benefits
Under the Merger Agreement, Parent has agreed that for a period of at least one year following the Effective Time, Parent will provide, or cause to be provided, to each Continuing Employee (i) a base salary (or base wages, as the case may be) and cash incentive compensation (including target bonuses and commissions opportunities) each of which is individually no less favorable than the base salary (or base wages, as the case may be) and cash incentive compensation opportunities (including opportunities for bonuses and commissions) provided to such Continuing Employee immediately prior to the execution of the Merger Agreement, (ii) severance pay and benefits no less favorable than the severance pay and benefits provided under any Company severance arrangement or policy applicable to such Continuing Employee, and (iii) other employee benefits (excluding equity or equity-based, defined benefit pension, retiree medical and nonqualified deferred compensation, retention, transaction, change in control and other special or non-recurring compensation or benefits) that are substantially comparable in the aggregate to (a) such benefits provided to such Continuing Employee immediately prior to the execution of the Merger Agreement or, at Parent’s election, (b) such benefits provided to similarly situated employees of Parent or its affiliates, except to the extent more favorable compensation and benefits may be required by applicable legal requirements.
The Merger Agreement does not confer upon any person (other than the Company, Parent and Purchaser) any rights with respect to the employee matters provisions of the Merger Agreement. Nothing in the Merger Agreement will be construed to create a right in any person to employment with Parent, the Surviving Corporation or any of their respective affiliates or limit the right of Parent or its affiliates (including, following the Effective Time, the Surviving Corporation) to amend, terminate or otherwise modify any employee benefit plan.
Potential for Future Arrangements
While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any service, employment or other agreement, arrangement or understanding with Parent or its affiliates regarding continued service with Parent or its affiliates after the Effective Time, it is possible that Parent or its affiliates may enter into service, employment or other arrangements with the Company’s directors or executive officers in the future.
Director Compensation
Under the Merger Agreement, at the Effective Time, each In the Money Option (without regard to vesting) and each Company RSU Award held by the Company’s non-employee directors will be cashed out. Each Underwater Company Option that is then outstanding and unexercised, whether or not vested, will be cancelled at the Effective Time with no consideration payable in respect thereof.
Further information on the treatment of the Company’s equity awards is described above under the section captioned “— Treatment of Company Options, Company RSU Awards and Company PSU Awards.”

The Company may make cash retainer payments and issue equity incentive award grants to its non-employee directors in a manner consistent with the Y-mAbs Therapeutics, Inc. Non-Employee Director Compensation Policy in effect as of the date of the Merger Agreement.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s “named executive officers” (identified in accordance with the regulations of the SEC) that is based on, or otherwise relates to, the Transactions. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.
Specifically, the table below assumes that (i) the Offer was consummated and the Effective Time occurred on August 12, 2025 (which is the assumed date solely for purposes of this golden parachute compensation disclosure), (ii) the employment of the applicable named executive officer will be terminated immediately following the Effective Time in a manner entitling such individual to receive severance payments and benefits under his employment or service agreement, (iii) the applicable named executive officer timely executes (and does not revoke) a general waiver and release and complies with any applicable post-termination obligations, (iv) the applicable named executive officer’s base salary rate and target annual bonus opportunity remain unchanged from those in place as of August 12, 2025, (v) no named executive officer receives any additional grants of equity awards on or prior to the Effective Time, and (vi) no named executive officer enters into any new agreement with the Company, any of its affiliates or Parent or any of its affiliates or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.
The values in the table below do not include the value of payments or benefits that would have been earned, or any amounts associated with Company Options, Company RSU Awards or Company PSU Awards that would vest pursuant to their terms, on or prior to the Effective Time or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the named executive officers and that are available generally to all of the Company’s salaried employees. The values and descriptions also do not reflect withholding taxes that are applicable to any payments set forth in the table, assume that no payments are delayed for six months to the extent required under Section 409A of the Code, and assume that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Sections 280G and 4999 of the Code to such payments.
Name	Cash ($)(1)	Equity Awards ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Michael Rossi	2,537,724	3,981,192	67,924	6,586,840
Thomas Gad	1,522,462	1,423,897	5,266	2,951,625
Peter Pfreundschuh	1,198,888	965,636	45,283	2,209,807

(1)
With respect to Messrs. Rossi and Pfreundschuh, includes the value of (i) a lump sum cash severance payment (for 18 months, with respect to Mr. Rossi, and 12 months, with respect to Mr. Pfreundschuh) and (ii) a lump sum annual bonus cash payment equivalent to 150%, in the case of Mr. Rossi, and 100%, in the case of Mr. Pfreundschuh, of the target bonus for the fiscal year in which the termination occurs, each as described in Item 3 above, under the heading “— Executive Employment Agreements and Amended and Restated Officer Severance Benefit Plan” and based on the assumptions set forth above. With respect to Mr. Gad, includes the value of cash payments over a 12-month notice period and a subsequent one-year severance period, payable over such period, as described in Item 3 above, under the heading “— Executive Employment Agreements and Executive Officer Severance Plan” and based on the assumptions set forth above. The remainder of the amount for each named executive officer represents (a) the named executive officer’s Pro-Rated 2025 Bonus Payment as described in the section above titled “— Pro-Rated 2025 Annual Bonuses” and (b) the estimated transaction bonuses payable to the named executive officer as described in the section above titled “— Transaction Bonuses”. The following table shows, for each named executive officer, as applicable, the amount of each component part of these cash payments. These amounts, other than the transaction bonuses, are all “double-trigger” in nature, i.e., eligibility to receive these amounts requires both the occurrence of a change in control and continued service through a specified date or a qualifying termination of employment that occurs on or within a certain period following the closing of a change in control transaction. The transaction bonuses are “single-trigger” and are conditioned only upon the closing of the Merger.
Name	Notice Period Payment ($)	Salary Severance Payment ($)	Bonus Severance Payment ($)	Pro-Rated 2025 Annual Bonus ($)	Estimated Transaction Bonus ($)	Total ($)
Michael Rossi	—	1,125,078	787,555	325,091	300,000	2,537,724
Thomas Gad	594,246	594,246	—	183,972	150,000	1,522,462
Peter Pfreundschuh	—	520,000	234,000	144,888	300,000	1,198,888

(2)
Represents estimated amounts payable to each named executive officer on a “single-trigger” basis in cancellation of the outstanding unvested In the Money Options, Company RSU Awards and Company PSU Awards held by such named executive officer at the Effective Time as described in the section above titled “— Treatment of Company Options, Company RSU Awards and Company PSU Awards”.

Name	Unvested In the Money Options ($)	Unvested Company RSU Awards ($)	Unvested Company PSU Awards ($)	Total ($)
Michael Rossi	1,500,943	1,110,269	1,369,980	3,981,192
Thomas Gad	630,676	518,021	275,200	1,423,897
Peter Pfreundschuh	154,940	537,216	273,480	965,636

(3)
With respect to Messrs. Rossi and Pfreundschuh, represents the estimated cost (based on the assumptions used for financial reporting purposes under generally accepted accounting principles) of Company-paid COBRA coverage for 18 months and 12 months, respectively, as provided in their employment agreements, in each case as described in greater detail in Item 3 above, under the heading “— Executive Employment Agreements and Executive Severance Plan.” These amounts are all “double-trigger” in nature, i.e., eligibility to receive these amounts requires both the occurrence of a change in control and a qualifying termination of employment that occurs within the period commencing on and ending 12 months following the closing of a change in control transaction. With respect to Mr. Gad, represents the taxable value of certain mobile phone, internet connection and laptop benefits, as described in greater detail under the heading “Executive Employment Agreements and Executive Severance Plan — Gad Service Agreement” above.

Indemnification of Directors and Officers; Insurance
The Company has entered into an indemnity agreement (each an “Indemnity Agreement” and collectively, the “Indemnity Agreements”) with each of its executive officers and directors that among other things, require the Company to indemnify each such director (and their affiliated funds) or officer for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts, incurred by him or her in any action or proceeding arising out of his or her service as one of our directors or officers. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. The foregoing summary of the Indemnity Agreements is qualified in its entirety by the full text of the Form of Indemnity Agreement, which is filed as Exhibit (e)(11) hereto and is included as Exhibit 10.11 to the Company’s Registration Statement on Form S-1, filed with the SEC on August 24, 2018, and incorporated herein by reference.
The Merger Agreement provides that for a period of six years from the Effective Time, all rights to indemnification, advancement of expenses and exculpation by the Company or its subsidiaries existing in favor of the current and former directors and officers of the Company or its subsidiaries as of the date of the Merger Agreement for their acts and omissions occurring at or prior to the Effective Time, including pursuant to the Company’s and its subsidiaries’ organizational documents as in effect as of the date of the Merger Agreement, and as provided in the Indemnity Agreements or similar agreements between the Company and such directors and officers, will continue in full force and effect.
The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation and its subsidiaries will, to the fullest extent permitted by applicable law, indemnify and hold harmless each individual who was as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or its subsidiaries (the “Indemnified Persons”) against all losses, claims, damages, liabilities, fees, expenses (including reasonable and documented attorneys’ fees), judgments, amounts paid in settlement or fines incurred by such Indemnified Person as an officer or director of the Company or any of its subsidiaries in connection with any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, or appellate proceeding), inquiry, or hearing commenced, brought, conducted or heard by or before, or otherwise involving, any court or other governmental body or any arbitrator or arbitration panel (a “Legal Proceeding”) arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company or its subsidiaries at or prior to the Effective Time. In the event of any such Legal Proceeding, the Surviving Corporation and its subsidiaries will pay, in advance of the final disposition of such Legal Proceeding, any expenses incurred in defense thereof by the Indemnified Person upon receipt of an undertaking by such Indemnified Person to repay such amount if it is ultimately determined that such Indemnified Person is not entitled to be indemnified.
The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, subject to certain limitations, the Surviving Corporation and its subsidiaries will maintain, in effect, the existing policies of directors’ and officers’ liability insurance maintained by the Company or its subsidiaries as of the date of the Merger Agreement with respect to liability for their acts and omissions occurring at or prior to the Effective Time in their capacities as directors and officers of the Company or its subsidiaries (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy. However, in lieu of maintaining such existing policy, the Company may purchase a six-year “tail” policy to replace the Company policy in effect as of the date of the Merger Agreement, subject to specified limitations.
Section 16 Matters
The Merger Agreement provides that the Company and the Board (or a duly authorized committee thereof) will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purpose of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition or cancellation of Shares, Company Options, Company RSU Awards and Company PSU Awards in the Transactions by applicable individuals and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10 Matters
The Merger Agreement provides that prior to the Offer Acceptance Time, the compensation committee of the Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.
Arrangements with Parent, Purchaser, Ultimate Parent and their Affiliates
Merger Agreement
On August 4, 2025, the Company entered into the Merger Agreement with Parent, Purchaser and, solely for purposes of Section 5.16 and Article 8 thereof, Ultimate Parent. The summary of the material provisions of the Merger Agreement contained in Section 13 (Section 13 — The Transaction Documents — The

Merger Agreement) of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 (Section 15 — Conditions to the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description of the conditions of the Offer are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The Merger Agreement governs the contractual rights among the Company, Parent, Purchaser and, solely for purposes of Section 5.16 and Article 8 thereof, Ultimate Parent in relation to the Offer and the Merger. The Merger Agreement includes representations, warranties and covenants customary for a transaction of this nature. The Merger Agreement is not intended to provide any other factual information about the Company, Parent, Purchaser or Ultimate Parent, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the Merger or the Transactions or otherwise. None of the Company’s stockholders or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser, Ultimate Parent or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered by the Company to Parent and Purchaser in connection with the execution of the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk among the parties to the Merger Agreement and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to stockholders or investors. Accordingly, investors should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures if such updates are not required by law. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Purchaser, Ultimate Parent, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Schedule TO and related exhibits, including the Offer to Purchase, and this Schedule 14D-9, as well as in the Company’s other public filings.
Tender and Support Agreements
Concurrently with entering into the Merger Agreement, Parent entered into separate tender and support agreements, dated as of August 4, 2025 (each, a “Support Agreement”, and collectively, the “Support Agreements”) with WG Biotech ApS, Sofinnova Venture Partners X, L.P. and Mr. Thomas Gad (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), pursuant to which each Supporting Stockholder agreed to, among other things, during the term of the Support Agreement, (i) validly tender, or cause to be tendered, all of the Shares that such Supporting Stockholder owns of record or beneficially, as well as any additional Shares it may acquire (the “Covered Shares”) free and clear of any encumbrances (other than as contained in the Support Agreements) into the Offer, (ii) vote its Covered Shares in favor of the adoption of the Merger Agreement and the approval of the Merger and the Transactions, and against any acquisition proposal or any action, proposal, agreement, transaction or agreement (including any amendment, waiver, release from or non-enforcement of any agreement) that is intended, or would reasonably be expected, to result in a breach of a covenant, representation or warranty or other obligation of each Supporting Stockholder under each Support Agreement or the Company or any of its subsidiaries under the Merger Agreement or any of the conditions to the Company’s obligations under the Merger Agreement not being fulfilled or satisfied, (iii) not transfer any of its Covered Shares (subject to certain exceptions), (iv) not solicit or facilitate any efforts that would reasonably be expected to lead to an alternative acquisition proposal, (v) waive and not exercise any appraisal rights in respect of such Covered Shares that may arise with respect to the Merger and (vi) not commence or participate in, any class action or legal action (a) challenging the validity of, or seeking to enjoin or delay the operation of any provision of the Merger Agreement or (b) with respect to claims against the Board, or any committee thereof, Parent or Purchaser relating to the Merger Agreement or the Transactions. Each Support Agreement further provides that once the Covered Shares are tendered, the Supporting Stockholder will not withdraw, or cause to be withdrawn, such Covered Shares from the Offer. Each Support Agreement terminates on the earliest of (i) the Effective Time, (ii) the valid termination of the Merger Agreement, (iii) the mutual written agreement of the parties to terminate such Support Agreement or (iv) the delivery of written notice of termination by the Supporting Stockholder party to such Support Agreement to Parent following any material modification or amendment of the Merger Agreement (including any exhibits or schedules thereto), without the prior written consent of such Supporting Stockholder, that, in each case, results in a decrease in the amount of or changes the form of, consideration payable to such Supporting Stockholder pursuant to the terms of the Merger Agreement as in effect on the date thereof.
As of August 12, 2025, WG Biotech ApS, Sofinnova Venture Partners X, L.P. and Mr. Gad held approximately 10.03%, 4.83% and 0.82% of the outstanding Shares, respectively, representing approximately 15.68% of the outstanding Shares in the aggregate. The description of the Support Agreements in Section 13 (Section 13 — The Transaction Documents — Tender and Support Agreements) of the Offer to Purchase is incorporated herein by reference.
The foregoing summary and description of the material terms of the Support Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Support Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.
Mutual Confidentiality Agreement
The Company and BTG entered into a mutual confidentiality agreement, dated February 4, 2025 (the “Mutual Confidentiality Agreement”). Under the terms of the Mutual Confidentiality Agreement, the Company and BTG agreed that, subject to certain exceptions, including the ability to make disclosures required by applicable law, any confidential information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than solely for the specific purpose of considering, evaluating, implementing negotiating and consummating a possible negotiated transaction between the Company and BTG. The Mutual Confidentiality Agreement includes a twelve month standstill provision for the benefit of the Company and an eighteen-month mutual employee non-solicitation provision. The standstill provision does not restrict BTG from making confidential proposals to the Company’s Chief Executive Officer or Board and includes certain fallaway provisions in the event of the Company entering into a definitive agreement providing for a change of control transaction or the Board failing to recommend against, or recommending in favor of, a third party tender offer providing for a change of control transaction. The Mutual Confidentiality Agreement expires in accordance with its terms on February 4, 2027, and pursuant to Section 7.2 of the Merger Agreement, the Company, Parent and Purchaser have agreed that if the Merger Agreement is terminated in accordance with its terms, such termination will not affect the rights or obligations of the parties contained in the Mutual Confidentiality Agreement, all of which rights, obligations and agreements will survive the termination of the Merger Agreement in accordance with their respective terms.
The foregoing summary of the Mutual Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Mutual Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.
ITEM 4.   THE SOLICITATION OR RECOMMENDATION
Recommendation of the Board
On August 4, 2025, the Board unanimously (i) determined that entry into the Merger Agreement and the consummation of the Transactions are advisable, fair to and in the best interest of, the Company and its stockholders, (ii) determined that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Accordingly, and for the reasons described in more detail below in the section captioned “— Reasons for Recommendation,” the Board, on behalf of the Company, unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Background of the Offer and the Merger
The following chronology summarizes the material meetings and events that led to the execution of the Merger Agreement. The following chronology does not purport to catalogue every conversation of, or among, the Board, members of Y-mAbs senior management or Y-mAbs’ advisors and other parties.
The Board and Y-mAbs senior management actively monitor and assess developments in the biopharmaceutical and pharmaceutical industries and are generally aware of the business activities of, and transactions involving, other companies in the biopharmaceutical and pharmaceutical industries.
On an ongoing basis, the Board and Y-mAbs senior management regularly evaluate options for achieving Y-mAbs’ long-term strategic goals and enhancing stockholder value in light of the business, competitive, regulatory, financing and economic environment and developments in Y-mAbs’ industry, including the increasing difficulty over time of raising financing to fund the development of Y-mAbs’ pipeline products on attractive terms.
To this end, the Board and Y-mAbs senior management have regularly focused on means by which Y-mAbs could expand its existing business organically, in particular by focusing on growing sales of its commercial stage immunotherapy product Danyelza while also pursuing the clinical development of product candidates based on its Radioimmunotherapy technology platform (“RIT”), which includes its Self-Assembly DisAssembly Pretargeted Radio- immune Therapy, or SADA PRIT, technology platform. Through these efforts, the Board and Y-mAbs senior management have also periodically discussed the commercial potential, capital requirements and time horizons of each of the Danyelza and RIT businesses and related implications on Y-mAbs’ standalone strategic plan and available strategic alternatives.
In addition, as part of the evaluation by the Board and Y-mAbs senior management of means to enhance stockholder value, the Board and Y-mAbs senior management have regularly assessed potential business development activities, including potential acquisitions of other companies, the sale of Y-mAbs or the sale, license or other disposition of certain of its assets, or the separation of Y-mAbs into two standalone companies, and evaluated whether such options would be expected to deliver superior risk-adjusted stockholder value as compared to Y-mAbs’ standalone strategic plan. These evaluations, assessments and considerations have over the years included the assistance of Y-mAbs’ financial advisor, Centerview Partners LLC (“Centerview”), which Y-mAbs engaged in October 2019.
For example, in January 2023, a medium-sized foreign public biopharmaceutical company (which we refer to as “Party G”) delivered a non-binding offer to Y-mAbs to acquire Y-mAbs’ global rights related to Danyelza for $155 million in cash consideration at closing, up to $110 million in cash regulatory and reimbursement milestone payments and up to $105 million in cash sales milestone payments, and future royalty payments, on the terms and subject to the conditions of the offer, and in May 2024, the pharmaceutical division of a diversified public foreign conglomerate (which we refer to as “Party H”) delivered a non-binding offer to Y-mAbs to acquire Y-mAbs’ global rights related to Danyelza for up to $400 million in cash and future milestone payments, on the terms and subject to the conditions of the offer. At the time of each offer, the Board considered the offer and available strategic alternatives and determined that Y-mAbs’ standalone strategic plan was more favorable to Y-mAbs and its stockholders and that accordingly such offer should not be pursued further.
As a result of the foregoing, Y-mAbs’ periodic review of potentially available strategic opportunities and discussions with other participants in the biopharmaceutical and pharmaceutical industries, Y-mAbs senior management believes it is generally aware of, and keeps the Board apprised of, the opportunities for strategic transactions and acquisitions involving companies and businesses in these industries generally and for Y-mAbs in particular.
On September 10, 2024, the Board held a regularly scheduled meeting in New York City, which was attended by members of Y-mAbs senior management and representatives of each of Centerview and Cooley LLP (“Cooley”), Y-mAbs’ legal counsel. At this meeting, as part of the Board’s regular review of means by which Y-mAbs could enhance stockholder value, members of senior management and representatives of Centerview discussed strategic considerations arising from the differing market potential and capital requirements of Y-mAbs’ Danyelza and RIT businesses and potential strategies Y-mAbs could adopt to unlock the value of both Danyelza and RIT and/or facilitate additional financing needed for the further development of the pipeline in the RIT business, including pursuing a potential separation of the RIT business from the Danyelza business, either in the context of pursuing a standalone strategy for Y-mAbs or in the context of pursuing a sale transaction for Y-mAbs. The various options discussed included a bifurcation of the business for purposes of operational excellence and financial reporting to a broader and more complex process of separating the business, and the Board also discussed the cost and expected timetable to completing such preparatory steps. Representatives of Cooley also reviewed the fiduciary duties of the directors generally and in the context of evaluating a range of strategic alternatives. In connection with the presentation, the Board discussed with management and the advisors (1) whether it was in the best interests of Y-mAbs and its stockholders to pursue strategic alternatives at the present time, taking into account the prior offers received for Danyelza, and (2) whether it was in the best interests of Y-mAbs and its stockholders to advance any of these preparatory separation workstreams, taking into account the associated cost and potential diversion of management attention in doing so and the likelihood that any separation of Y-mAbs’ businesses would ultimately be desirable. Following discussion, the Board determined that given, among other factors, the early stage of RIT clinical development, management should not advance a broader and more complex process of preparatory separation activities or proactively seek to engage in a strategic review process for the time being but should instead focus on the continued development of both businesses, operational excellence and financial performance.
On January 6, 2025, the Board held a regularly scheduled meeting, which was attended by members of Y-mAbs senior management. During the meeting, members of senior management recommended that the Board approve a corporate reorganization to create two business units, Danyelza and RIT. After discussion of the potential benefits of such reorganization and developments in the business since the September 2024 meeting, the Board approved the reorganization.
On January 10, 2025, Y-mAbs announced a business realignment plan designed to optimize its operations by aligning dedicated internal resources into two business units, with the goal of increasing operational flexibility and speed and accelerating clinical development within its RIT platform. As a result of the plan, Y-mAbs developed two separate business units, one that was focused on expanding market access to Danyelza and progressing the clinical and commercial development of naxitamab in other indications and for potential label expansion, and another that was focused on progressing the RIT platform, with a shared general administrative function. In connection with the business realignment, Y-mAbs announced an expected reduction in its then current workforce to be completed in late 2025.
Later in January 2025 and early February 2025, each of SERB and a medium-sized US-based private specialty pharmaceutical company (which we refer to as “Party A”) contacted senior executives from Y-mAbs on an unsolicited basis and expressed a preliminary interest in exploring a transaction with Y-mAbs involving Danyelza and asked to receive confidential information to facilitate the discussions and exploration of a transaction. The Y-mAbs executives indicated that they would only be prepared to have such discussions with the benefit of a confidentiality agreement on customary terms and conditions, which were subsequently negotiated. In particular, as part of its regular meetings with participants in the healthcare industry at the annual J.P. Morgan Healthcare Conference in San Francisco, California, from January 13 through January 16, 2025, Y-mAbs senior executives met with executives from Party A, who expressed a preliminary interest in exploring a transaction with Y-mAbs involving Danyelza. In addition, in late January 2025, a senior executive from SERB contacted Centerview based on a prior understanding that Centerview had a relationship with Y-mAbs and in the past had arranged discussions with Y-mAbs and asked Centerview to facilitate a meeting between SERB and Y-mAbs to discuss their respective companies.
On February 4, 2025, Y-mAbs entered into a confidentiality agreement with SERB, and on February 14, 2025, Y-mAbs entered into a confidentiality agreement with Party A. Thereafter, Y-mAbs provided each party with limited non-public information with respect to Danyelza.
On February 14, 2025, Party A delivered a non-binding proposal to Y-mAbs to acquire all of Y-mAbs’ assets related to Danyelza and other non-RIT related clinical-stage product candidates for $205 million in cash consideration at closing, up to $95 million in cash milestone payments and certain tiered cash revenue sharing payments commencing once Party A receives gross profit from the acquired assets of more than $255 million over the following 10 years, subject to certain purchase price adjustments. We refer to this as the “February 14 Party A Proposal”. The February 14 Party A Proposal was subject to a number of conditions, including completion of due diligence, negotiation of definitive agreements acceptable to Party A and receipt of financing for the transaction. Party A requested a 45-day exclusivity period, during which period Y-mAbs would be prohibited from engaging in discussions with other parties regarding other transactions. In response, a member of Y-mAbs senior management informed Party A that the February 14 Party A Proposal would require discussion with the Board in March and a response would come thereafter.
On March 13, 2025, SERB delivered a non-binding proposal to Y-mAbs to acquire Y-mAbs’ assets related to Danyelza for $300 million in cash consideration at closing, a $50 million cash regulatory milestone payment upon achieving full U.S. Food and Drug Administration (“FDA”) approval for Danyelza in neuroblastoma induction frontline, a $50 million cash regulatory milestone payment upon achieving full FDA approval for Danyelza in osteosarcoma, and up to $300 million in cash sales milestone payments (which would require annual Danyelza sales above $600 million by December 31, 2035 for full achievement). We refer to this as the “March 13 SERB Proposal”. The March 13 SERB Proposal was subject to a number of conditions, including completion of due diligence and negotiation of definitive agreements acceptable to SERB, including Y-mAbs agreeing to provide certain transition services. SERB stated that the purchase price would be funded with cash on hand, debt financing that was already secured and equity financing already committed by SERB’s private equity sponsor. SERB requested an exclusivity period until April 20, 2025, during which period Y-mAbs would be prohibited from engaging in discussions with other parties regarding other transactions. Following delivery of the March 13 SERB Proposal, representatives of SERB periodically contacted senior executives of Y-mAbs and Centerview and sought guidance on when it could receive a response on its proposal. In response, a member of Y-mAbs senior management informed SERB that the March 13 SERB Proposal would require discussion with the Board in March and a response would come thereafter.
On March 18, 2025, the Board held a regularly scheduled meeting in New York City, which was attended by members of Y-mAbs senior management and representatives of Cooley. At the meeting, the Board discussed the February 14 Party A Proposal and the March 13 SERB Proposal and possible responses to the proposals. Management and the Board agreed that each of these proposals undervalued Danyelza but warranted further consideration, particularly if the parties improved their proposals. In connection with the discussion of these proposals, the Board discussed (1) Y-mAbs’ cash position and runway, (2) the status of the RIT program, (3) the Danyelza market and trends (including the recent declines in Danyelza’s growth rate and resulting impact on Y-mAbs’ share price), (4) feedback from investors regarding Y-mAbs’ business units, (5) potential financing transactions that may be available to Y-mAbs as a whole or to specific business units and (6) various other strategic alternatives that may be available to Y-mAbs. The Board also discussed the challenges early-stage clinical programs were facing in the market to raise financing and that these market conditions could make it difficult for Y-mAbs to raise the necessary funds to further advance the development of the RIT business. The Board and management also discussed that challenging strategic capital allocation decisions would be required if such financing did not become available on favorable terms, including whether to prioritize growing Danyelza or prioritize further investment in the RIT pipeline. The Board discussed alternative methods by which Y-mAbs could optimize the value of its businesses and improve the financial performance and prospects of Y-mAbs. Among other options discussed were methods to improve the financial performance of the Danyelza business alone or Y-mAbs as a whole, possible transactions to sell or obtain investments in the RIT business, the Danyelza business or Y-mAbs as a whole and methods to determine which transactions would result in the highest return to Y-mAbs’ stockholders. The Board and management also discussed methods the Board could use to evaluate and explore these matters without making any final decision on which course of action to pursue. The Board discussed that Centerview was already engaged by Y-mAbs as a financial advisor and had been assisting management in evaluating various available alternatives for Y-mAbs over the prior months. Following discussion, the Board determined to initiate a review of strategic alternatives available to Y-mAbs, including evaluating strategic opportunities for the Danyelza business on a standalone basis, the RIT business on a standalone basis, a whole company transaction and potential financing transactions. The Board authorized management to continue engaging with SERB and Party A on a non-exclusive basis. The Board further authorized management to work with Centerview to identify and contact potentially interested parties, including the counterparties who had submitted indications of interest to date, in connection with the strategic review process, and to enter into confidentiality agreements with potentially interested parties in order to aid in the assessment of their level of interest in a strategic transaction involving Y-mAbs.

In the week following the March 18 Board meeting, representatives of Y-mAbs senior management notified Centerview of the Board’s intent to engage Centerview as Y-mAbs’ financial advisor in connection with the review of strategic alternatives pursuant to an engagement letter executed in October 2019 for unrelated matters that remained in effect. In the week following the March 18 Board meeting, Centerview and Y-mAbs’ senior management identified 30 potential parties that they believed would be the most likely to be interested in entering into a transaction with Y-mAbs for the RIT business, the Danyelza business and/or Y-mAbs as a whole. This list included each of the parties that had expressed bona fide interest in a transaction with Y-mAbs involving Y-mAbs or either the RIT business or the Danyelza business in the recent past, including four parties that had made offers to acquire Danyelza in the recent past (SERB, Party G, Party H and Party A). In accordance with the Board’s direction, Y-mAbs senior management authorized Centerview to contact the identified counterparties and begin to assess their interest in a proposed transaction involving Danyelza, the RIT business and/or Y-mAbs as a whole.
Commencing the week of March 24th and over the next several weeks, representatives of Centerview, as directed by the Board and Y-mAbs senior management, contacted the 30 potentially interested parties, including SERB, Party G, Party H and Party A. Each party contacted was invited to express an interest in entering into a potential transaction involving Y-mAbs or one of its businesses, with interested parties being afforded the opportunity to review certain high priority confidential due diligence information regarding Y-mAbs or its applicable businesses as appropriate pursuant to a confidentiality agreement prepared by Y-mAbs. During the course of these discussions and in the months that followed, four parties other than SERB and Party A expressed an interest in engaging in a potential transaction with Y-mAbs (for a total of six parties). Each of these four other parties signed confidentiality agreements with Y-mAbs. The four additional parties were (1) a medium-sized US-based public specialty pharmaceutical company (which we refer to as “Party B”), which expressed interest primarily in Danyelza, (2) a large US-based public pharmaceutical company (which we refer to as “Party C”), which expressed interest primarily in the RIT business, (3) a large foreign public pharmaceutical company (which we refer to as “Party D”), which expressed interest primarily in the SADA business, and (4) a small foreign public specialty pharmaceutical company (which we refer to as “Party E”), which expressed interest in a possible collaboration or joint-venture.
In addition to the outreach conducted by Centerview, following the March 18 Board meeting and over the next several weeks, at the direction of the Board, members of Y-mAbs senior management contacted six potentially interested investors in the RIT business to gauge their interest in providing financing for the RIT business, including four institutional investors are Y-mAbs stockholders and two that were prospective investors in Y-mAbs. During this period, four of such potential investors expressed an interest in learning more about the RIT business and considering a new investment in the RIT business, and each of these four other parties signed confidentiality agreements with Y-mAbs.
None of the confidentiality agreements entered into by any of the parties that expressed an interest in entering into a transaction involving Y-mAbs — including the agreements with SERB and Party A, the parties contacted by Centerview, the parties contacted by Y-mAbs senior management regarding investments in the RIT business or the other parties that signed confidentiality agreements noted below prohibited the counterparty from making confidential proposals to the Board regarding a proposed transaction.
On March 31, 2025, representatives of SERB again contacted Centerview and sought guidance on when it would receive a response on the March 13 SERB Proposal. On the call, the representative of SERB expressed a willingness to be flexible on deal structure and sought feedback on its proposal.
On or about April 1, 2025, at the direction of the Board, Centerview informed each of SERB and Party A that (1) Y-mAbs had received other indications of interest, (2) Centerview was advising Y-mAbs on its recently initiated process to explore strategic alternatives and (3) the Board had authorized Y-mAbs to share selected additional non-public information about Y-mAbs and its business units in order to assist such party in improving its proposal.
Following this outreach in late March and early April and continuing thereafter, Y-mAbs senior management and Centerview began a regular dialogue regarding due diligence and process matters with the parties that remained interested and their financial advisors (including Rothschild & Co. (“Rothschild”), financial advisor to SERB, on behalf of SERB). In addition, during this period, with the knowledge of the full Board, an informal working group of several members of the Board, including the Chairman of the

Board, met informally with Y-mAbs senior management and representatives of Centerview and Cooley on a periodic basis to receive interim updates on the results of the outreach to the potentially interested parties and provide guidance on the process. Following subsequent discussion with the Board, the Board ultimately determined that it was not necessary to designate this informal working group as an official committee of the Board and its activities eventually became part of the review by the full Board.
On April 28, 2025, at the direction of the Board, Centerview provided instructions to SERB, Party A and Party B, the only parties that had at such time indicated they were then interested in a potential transaction involving Y-mAbs, to provide a non-binding indication of interest by May 19, 2025 if they were interested in entering into a potential transaction with Y-mAbs. Interested parties were instructed to indicate if they were interested in entering into a transaction to acquire Y-mAbs or either the RIT business or the Danyelza business. Thereafter, parties that expressed preliminary interest in a transaction involving Y-mAbs thereafter were given similar instructions about providing a non-binding indication of interest.
Beginning on April 21, 2025 and continuing until the execution of the Merger Agreement, Y-mAbs made additional confidential information about Y-mAbs and its businesses available to SERB and the then-interested potentially interested parties and their respective advisors through a virtual data room to permit each party and its advisors to conduct its due diligence reviews. Y-mAbs also responded to due diligence inquiries from each of these parties and its advisors and provided functional due diligence sessions with Y-mAbs senior management during this period to those then interested parties making such requests.
The process of collecting feedback from contacted parties, negotiating confidentiality agreements with interested parties, facilitating due diligence reviews of interested parties and providing regular updates to Y-mAbs senior management and the informal working group of several members of the Board continued throughout April and into May. Members of Y-mAbs senior management also provided regular updates among the working group of several members of the Board on the status of outreach to potential sources of financing for the RIT business.
On May 5, 2025, the Board held a special meeting by videoconference, which was attended by members of Y-mAbs senior management and representatives of each of Centerview and Cooley. The representatives of Centerview provided an update to the Board on discussions with potentially interested parties and activities conducted to date with the parties. Centerview updated the Board that it had contacted 30 parties about a potential transaction involving Y-mAbs. Of those parties, (1) 11 parties had expressed preliminary interest but had not yet provided more definitive feedback or actively engaged with Centerview, (2) two parties were in the process of scheduling initial calls and (3) 13 parties (including Party H) had declined to participate. The Board discussed timelines for getting additional feedback from potentially interested parties and the upcoming May 19 deadline SERB, Party A and Party B had received to submit revised indications of interest. Representatives of Centerview noted that SERB, Party A and Party B had conveyed that they were primarily interested in acquiring Danyelza only, but indicated that they could potentially be open to an acquisition of Y-mAbs in its entirety, although the value such parties expected to offer for RIT was uncertain and could be minimal. The Board discussed with management, Centerview and Cooley alternative transaction structures that were potentially available to maximize the value of each of Y-mAbs’ business units, including asset sale transactions or a whole company sale transaction with a concurrent sale or spin-off of the RIT business. The Board also discussed key economic, tax, stockholder approval and timing considerations for each such transaction structure. Management, Centerview and Cooley noted that any transaction that involved the separation of RIT into a standalone company would likely require finding third party financing for the standalone company. Y-mAbs senior management also updated the Board on the outreach they had made to Y-mAbs stockholders and to potential other investors in RIT. Senior management noted that, while the existing Y-mAbs stockholders they had approached appeared supportive of the future investment in a RIT-focused business and desired to maintain their interests in RIT, in Y-mAbs management’s view, such Y-mAbs stockholders would only do so on a standalone basis if they were able to extract value out of Danyelza in order to redeploy their pro-rata investment in RIT. Senior management noted that they were continuing to explore interest from potential new investors in a RIT standalone businesses, and intended to contact venture capital firms that had previously funded radiopharmaceutical companies to further solicit interest from investors who specialized in anchor investments in early clinical stage radiopharmaceutical companies. Following discussion, the Board authorized both Centerview and senior management to continue the engagement that was discussed and the Board determined to wait to receive further feedback from any interested parties and to review a more detailed analysis of transaction structures at a later date as engagement with potentially interested parties continued.
On May 12, 2025, members of Y-mAbs senior management and representatives of Centerview had a videoconference with members of SERB senior management to respond to SERB’s business due diligence questions and provide further non-public information on Y-mAbs.
On May 15, 2025, Party A contacted Centerview and informed Centerview that it was declining to further pursue a transaction with Y-mAbs.
On May 19, 2025, SERB delivered a non-binding proposal to Y-mAbs to acquire Y-mAbs’ assets related to Danyelza for $300 million in cash consideration at closing, a $50 million cash regulatory milestone payment upon receipt of full FDA approval for Danyelza in neuroblastoma induction frontline, and up to $300 million in cash milestone payments (which would require annual sales above $600 million by December 31, 2035 for full achievement). We refer to this as the “May 19 SERB Proposal”. The May 19 SERB Proposal was the same as the March 13 SERB Proposal economically except it deleted the $50 million cash regulatory milestone payment upon receipt of full FDA approval for Danyelza in osteosarcoma, which SERB said is an indication they would be unlikely to pursue given the potential commercial benefits were unlikely to justify the investment required. SERB stated in the May 19 SERB Proposal that it was open to discussing alternative transaction structures, including those that are tax efficient for all parties. The May 19 SERB Proposal was subject to a number of conditions, including completion of due diligence and negotiation of definitive agreements acceptable to SERB, but did not include any financing contingencies and indicated that SERB had available liquidity to fund the purchase price.
Neither Party A nor Party B nor any other parties other than SERB submitted a proposal to Y-mAbs on May 19 despite instructions for interested parties to provide an indication of interest by that time.
On May 23, 2025, the Board held a special meeting by videoconference, which was attended by members of Y-mAbs senior management and representatives of each of Centerview and Cooley. The representatives of Centerview reviewed the May 19 SERB Proposal for the Board and updated the Board on the status of the outreach to potentially interested parties and on the activities conducted to date with such parties, including that (1) Party A had formally declined to pursue a potential transaction with Y-mAbs, (2) Party C had not submitted an expression of interest (and later that day formally declined to pursue a transaction with Y-mAbs), (3) Party B had not submitted an expression of interest on the May 19 deadline or recently been actively engaged in due diligence, (4) Party D was still negotiating a confidentiality agreement with Y-mAbs, and (5) each of the other 25 parties Centerview had contacted had either declined without further engagement with Centerview or failed to respond to Centerview’s outreach. Y-mAbs senior management provided the Board with an update on the outreach they had made to investors and potential investors in the RIT business and noted that none of the parties contacted regarding potential financing had made any offers to finance Y-mAbs or the RIT business, although Y-mAbs senior management indicated that it would continue to explore financing alternatives for RIT. The Board then discussed with Centerview the timelines for getting additional feedback from any other potentially interested parties.
At the May 23, 2025 Board meeting, representatives of Centerview also reviewed for the Board, and the Board discussed, how the May 19 SERB Proposal for Danyelza would compare to a transaction for all of Y-mAbs under various scenarios and assumptions. The Board also discussed and reviewed the impacts to Y-mAbs of a sale of only the assets related to Danyelza, the potential uses of proceeds by Y-mAbs and how to return cash from such a sale to Y-mAbs stockholders, the amount of cash that Y-mAbs stockholders would likely be willing for Y-mAbs to retain to finance the RIT business following such a sale, the leakage of value that may be associated with such a sale, and the viability of Y-mAbs as a publicly listed company following such a transaction given that its primary remaining assets would be the RIT business. Following discussion, the Board asked senior management and Centerview to prepare additional information and financial analyses. The Board also determined to allow more time for any further feedback from parties that had been contacted to gauge their interest in a proposed transaction before making further decisions regarding how to respond to the May 19 SERB Proposal.
Members of Y-mAbs senior management also made a presentation on draft standalone management forecasts prepared by Y-mAbs senior management, including the key assumptions underlying such forecasts and the process management had followed in preparing such forecasts. The Board and Y-mAbs senior management discussed the key underlying assumptions, risks and uncertainties regarding the future financial performance of Y-mAbs, opportunities for additional upside for Y-mAbs and the financing assumptions for further development of the RIT business contained in the forecasts, which we refer to as the “Projections”. Following this discussion, the Board approved the use of the Projections and directed Centerview to use and rely on the Projections for purposes of conducting their financial analyses with respect to a strategic transaction involving Y-mAbs, including the Transactions. See the section captioned “Item 4. The Solicitation or Recommendation — Certain Financial Projections” for further information on the Projections.
Following discussion, the Board determined that before it decided how to respond to the May 19 SERB Proposal, Centerview should prepare preliminary financial analyses regarding the May 19 SERB Proposal based on the Projections and further assess whether any of the remaining interested parties intended to submit a proposal.
On May 27, 2025, the Board held a special meeting by videoconference, which was attended by members of Y-mAbs senior management and representatives of each of Centerview and Cooley. The representatives of Cooley made a presentation to the Board on the fiduciary duties of the directors applicable in connection with the Board’s consideration of the various transaction structures that had been proposed, including the transaction proposed in the May 19 SERB Proposal. The representatives of Centerview then presented preliminary financial analyses of the May 19 SERB Proposal, based on the Projections. Y-mAbs senior management and Centerview reviewed how the May 19 SERB Proposal for Danyelza would compare to a transaction for all of Y-mAbs under various scenarios and assumptions. In connection with this presentation, the Board continued to discuss the potential merits and risks of a sale of Danyelza that would result in Y-mAbs continuing as a standalone public company with RIT as its primary asset. The Board considered whether such a transaction would reasonably be expected to maximize the value of Y-mAbs, the early stage of the RIT business, the significant capital needs of the RIT business, and the difficulty Y-mAbs management had encountered to date in finding investors willing to fund a standalone RIT business. The Board also considered any potential tax inefficiency in distributing proceeds of an asset sale to Y-mAbs stockholders, the execution risk and timing of executing on an asset sale relative to a whole company transaction and SERB’s stated willingness to revise the transaction structure. Following discussion, the Board concluded that an asset acquisition of Danyelza as proposed in the May 19 SERB Proposal was not in the best interests of Y-mAbs and its stockholders and that a whole company sale of Y-mAbs would be more beneficial to Y-mAbs stockholders because it would be faster, result in less value leakage and provide superior value to Y-mAbs stockholders, particularly if future value from RIT could be preserved for Y-mAbs and its stockholders through a contingent value right or similar structure. The Board directed Centerview to request a revised proposal from SERB to acquire the whole company, and to inform SERB that the Board expected the revised proposal to include both an increase in upfront value and the potential for Y-mAbs stockholders to participate in upside SERB would realize from the RIT business, which revised proposal would be evaluated by the Board.
On May 28, 2025, representatives of Centerview contacted representatives of SERB and provided the feedback as directed by the Board.
Also on May 28, 2025, Y-mAbs hosted an investor meeting to provide updates on its research and development activities regarding the RIT business. The price of the Shares did not meaningfully change following these updates, nor did any other parties express new or renewed interest in acquiring or investing in the RIT business following these updates.
On May 29, 2025, Y-mAbs provided access to the virtual data room containing information regarding RIT to Party D, which had signed its confidentiality agreement with Y-mAbs a few days before. Party D’s stated interest was in the RIT business. Following an initial review of the data room, Party D did not further engage in due diligence activities and by early June had ceased all engagement with Centerview regarding a transaction involving RIT or Y-mAbs.
On May 30, 2025, representatives of Centerview and representatives of Rothschild had a call to discuss the timing of an updated proposal from SERB. Centerview asked SERB to provide an updated proposal by June 10, 2025, noting that the Board had a regularly scheduled meeting on that date.

On June 4, 2025, representatives of Centerview and a senior executive of SERB had a call to discuss the timing of an updated proposal from SERB based on the feedback provided by the Board and other open questions.
On June 5, 2025, the Board held a special meeting by videoconference, which was attended by members of Y-mAbs senior management and representatives of Cooley. At the meeting, the Board discussed the status of discussions and outreach activities conducted to date with potentially interested parties, including ongoing efforts regarding potential investments in the RIT business. The Board discussed various means to finalize the financial terms on which Centerview would be compensated if a transaction was completed and the negotiations to date on the proposed fees to be paid, and after discussion the Board approved the revised financial terms of Centerview’s engagement.
At the June 5 meeting, the Board also discussed the need to retain and incentivize key employees of Y-mAbs who were participating in the review of transaction alternatives. Following such discussion, the Board approved a $2.0 million transaction bonus pool to be allocated in the future under the guidance of the Compensation Committee of the Board, and such amounts payable only in the event of successful completion of a transaction.
On June 6, 2025, members of Y-mAbs senior management had a videoconference with members of SERB senior management to discuss SERB’s due diligence questions and provide further information on Y-mAbs and the RIT business.
On June 8, 2025, SERB delivered a revised non-binding proposal to Y-mAbs to acquire all of the outstanding shares of Y-mAbs through a cash tender offer and second step merger for $7.80 per share in cash consideration at closing and one Divested Asset Proceed Right (“DAP”) per share that would pay each holder thereof up to the equivalent of $1.00 per share. Holders of DAPs in the aggregate would receive 70% of the net proceeds of any sale of RIT by SERB within three months of the closing, but in no event more than $1.00 per DAP. We refer to this as the “June 8 SERB Proposal”. The June 8 SERB Proposal was subject to a number of conditions, including completion of due diligence and negotiation of definitive agreements acceptable to SERB, but the June 8 SERB Proposal was not subject to any financing contingencies. SERB requested a 30-day exclusivity period, during which period Y-mAbs would be prohibited from engaging in discussions with any other party regarding a strategic transaction.
On June 10, 2025, the Board held a regularly scheduled meeting in New York City, which was attended by members of Y-mAbs senior management and representatives of each of Centerview and Cooley. The representatives of Centerview reviewed the June 8 SERB Proposal the status of discussions and outreach activities conducted to date with potentially interested parties, noting that at that time, there were no parties other than SERB that were currently considering a transaction involving Y-mAbs or either the RIT business or the Danyelza business. The representatives of Centerview presented preliminary financial analyses of the June 8 SERB Proposal based on the Projections. The Board, Centerview and Cooley discussed various risks and uncertainties with the June 8 SERB Proposal including: (1) whether SERB would be prepared to meaningfully improve the terms of its proposal; (2) whether SERB would be prepared improve the terms of the DAP to preserve more value for the RIT business; (3) the feasibility of Y-mAbs running a pre-signing or pre-closing process to sell RIT itself rather than relying on the DAP and deliver value to the Y-mAbs stockholders (which the Board thought would be limited based on the efforts to date to find buyers or investors for RIT); (4) the terms on which Y-mAbs stockholders would get value for RIT through the DAP based the time and monetary limitations in the June 8 SERB Proposal; (5) whether the public markets were currently attributing value to the RIT business; (6) alternatives for proceeding with status quo operations for Y-mAbs or whether changes would be necessary for the RIT business in light of the need for financing for the business; and (7) whether the Board should make a specific counterproposal to SERB. Following discussion, the Board determined that would be in the best interests of Y-mAbs and its stockholders if SERB increased the upfront cash component of its proposal rather than seeking increased contingent value for RIT through the DAP. The Board made such determination primarily for the following reasons: (i) it was in the best interests of Y-mAbs and its stockholders to pursue a whole company sale given the significant downsides of pursuing an asset sale of Danyelza, (ii) given the early stage of development of RIT and the lack of meaningful third party interest in acquiring or investing in RIT at this stage, that there was no clear path to pursue a separation transaction for RIT in the near term without causing SERB to lose interest in acquiring all of Y-mAbs, (iii) given the significant limitations and conditions imposed by SERB on the DAP, SERB was unlikely to meaningfully improve the terms of the DAP and (iv) under the terms proposed by SERB, the DAP was unlikely to be achieved. The Board then directed senior management, Centerview and Cooley to prepare additional information regarding counterproposals that could be made to SERB that would be discussed at a later meeting.
On June 12, 2025, the Board held a special meeting by videoconference, which was attended by members of Y-mAbs senior management and representatives of each of Centerview and Cooley. At the meeting, following discussion, the Board directed Centerview to reject the June 8 SERB Proposal and provide SERB a counterproposal that SERB acquire all of the capital stock of Y-mAbs for $9.00 per share in cash at closing, with no DAP. The Board also determined not to grant SERB’s request for an exclusive negotiating period and directed Centerview to inform SERB accordingly.
On June 13, 2025, representatives of Centerview had a videoconference with representatives of each of SERB and Rothschild and provided the feedback, including the counterproposal of $9.00 per share with no contingent consideration, as directed by the Board. As a follow-up to that call, Rothschild requested a call between Y-mAbs’s legal counsel and SERB’s legal counsel.
Later on June 13, 2025, Cooley and Freshfields US LLP (“Freshfields”), SERB’s legal counsel, had a call to discuss the feedback provided by the Board. Among other matters, they discussed what alternatives would be available for SERB regarding RIT, and Cooley confirmed that the Board expected that the transaction documentation for any transaction would be customary for a public company sale of this type and would not include any specific conditions regarding RIT. Following this call, Cooley and Freshfields engaged in several calls over the next several days regarding Y-mAbs’ commercial contracts relating to RIT and the impacts of these contracts on SERB’s post-closing operational flexibility.
On June 17, 2025, representatives of Rothschild contacted representatives of Centerview and indicated that SERB wanted to conduct additional due diligence regarding RIT to further evaluate the Board’s June 13 counterproposal.
On June 19 and 20, 2025, members of Y-mAbs senior management had a videoconference with members of SERB senior management to discuss SERB’s due diligence questions and provided additional non-public information on Y-mAbs and the RIT business.
On June 23, 2025, members of Y-mAbs senior management met with executives from Party E, which had signed their confidentiality agreement with Y-mAbs a few days before after previously having not responded to outreach earlier in the spring of 2025 at a radiopharmaceuticals conference in New Orleans. Party E’s stated interest was in the RIT business. At the meeting, the parties discussed RIT, and Y-mAbs senior management offered Party E the opportunity to express an interest in a transaction involving the RIT business or Y-mAbs, although Party E’s interest in the RIT business appeared focused on fact-gathering rather than a bona fide interest in potential transaction. Following the June 23 meeting, one additional meeting took place on July 17, 2025 to review certain clinical trial data, after which Party E stopped conducting further review of the RIT business and thereafter did not indicate any further interest in a transaction involving the RIT business or Y-mAbs.
On June 25, 2025, a member of Y-mAbs senior management met with executives from a US-based investment fund focused on investments in the health care and biotechnology industries (which we refer to as “Party F”), which had signed their confidentiality agreement with Y-mAbs a few days before. Party F’s stated interest was in the RIT business. At the meeting, the parties discussed RIT, and Y-mAbs senior management offered Party F the opportunity to express an interest in a transaction involving the RIT business or Y-mAbs. Following the meeting, Party F stopped conducting further review of the RIT business and thereafter did not indicate any further interest in a transaction involving the RIT business or Y-mAbs.
Later on June 25, 2025, SERB delivered a revised non-binding proposal to Y-mAbs to acquire all of the outstanding shares of Y-mAbs through a tender offer and second step merger for $8.55 per share in cash consideration at closing, with no DAP. We refer to this as the “June 25 SERB Proposal”. SERB stated that it believed that the per share consideration included in the June 25 SERB Proposal reflected costs that SERB would likely incur as a result of acquiring the RIT business. SERB requested that, as a condition to executing the definitive agreements providing for the transaction, Y-mAbs would first amend certain of its commercial agreements in respect of the RIT business and any other non- Danyelza programs to clarify

Y-mAbs’ rights under various business contingencies. The June 25 SERB Proposal otherwise was subject to the same conditions as the June 8 SERB Proposal, although no updated exclusivity request was made.
On June 27, 2025, the Board held a special meeting by videoconference, which was attended by members of Y-mAbs senior management and representatives of each of Centerview and Cooley. The representatives of Centerview reviewed the June 25 SERB Proposal and the status of discussion and outreach activities conducted to date with potentially interested parties, noting that at the time there were no parties other than SERB that had been contacted that were currently pursuing a transaction involving Y-mAbs or either the RIT business or the Danyelza business. The representatives of Centerview presented preliminary financial analyses of the June 25 SERB Proposal based on the Projections. The Board discussed how to respond to the June 25 SERB Proposal, including SERB’s request to amend certain of Y-mAbs’ commercial contracts, which in the view of Y-mAbs senior management was unnecessary and would introduce delay and execution risk for the proposed transaction. Following discussion, the Board directed Centerview to (1) provide a counterproposal to SERB providing for the acquisition of all of the outstanding shares of Y-mAbs for $8.80 per share in cash at closing (which price per share would provide equivalent value at closing to Y-mAbs stockholders as receiving the full maximum contingent value of the DAP which was previously proposed)) and (2) reject any condition to executing definitive agreements relating to amended commercial agreements but indicate that Y-mAbs would covenant in definitive transaction documents to cooperate with requests from SERB to seek to negotiate amendments to its commercial agreements.
Following the meeting, on June 27, 2025, representatives of Centerview had a videoconference with representatives of Rothschild and provided the counterproposal and feedback as directed by the Board.
On June 28, 2025, representatives of Cooley and Freshfields had a call to discuss the feedback provided by the Board, in particular the Y-mAbs senior management’s conclusions that amendments to the commercial agreements were unnecessary and would introduce unwarranted delay and execution risk for the proposed transaction. As a part of the call, they also discussed a process by which the parties could begin to prepare draft definitive agreements for the proposed transaction if the Board’s approach was acceptable to SERB, with Freshfields preparing the first draft of the definitive agreements.
On June 30, 2025, representatives of Rothschild had a videoconference with representatives of Centerview and informed Centerview that SERB had reviewed the issue of the amendments to the commercial agreements and continued to insist on such amendments. Representatives of Rothschild also said SERB was collecting a list of due diligence items that they wanted to be able to further assess whether SERB could increase the price of its most recent proposal.
On July 1 and 2, 2025, members of Y-mAbs senior management and Cooley had several calls with members of SERB senior management, Rothschild and Freshfields to discuss the terms of certain of Y-mAbs’ commercial agreements and other due diligence inquiries of SERB, and Y-mAbs and its advisors provided further information to SERB and its advisors in response, including information on Y-mAbs’ commercial contracts and other corporate information to support Y-mAbs’ position on the purchase price. Following these calls and provision of information, representatives of Centerview contacted representatives of Rothschild and directed them to ask SERB to provide its current view of the price and terms on which SERB would enter into a transaction in light of the feedback provided by the Board and the information provided.
On July 10, 2025, SERB delivered a revised non-binding proposal to Y-mAbs to acquire all of the outstanding shares of Y-mAbs through a cash tender offer and second step merger for $8.55 per share in cash consideration at closing, the same value as in the June 25 SERB Proposal. We refer to this as the “July 10 SERB Proposal”. SERB indicated that it no longer required any amendments to the commercial contracts, but SERB requested that, as a condition to executing the definitive agreements providing for the transaction, Y-mAbs would facilitate a call with one of Y-mAbs’ commercial counterparties and also provide certain information in response to further due diligence questions, including various manufacturing elements of Danyelza.
On July 14, 2025, the Board held a special meeting by videoconference, which was attended by members of Y-mAbs senior management and representatives of each of Centerview and Cooley. The representatives of Centerview reviewed the July 10 SERB Proposal. The representatives of Centerview reviewed with the Board Centerview’s preliminary financial analyses of the July 10 SERB Proposal based on the Projections. The Board discussed various alternatives for responding to the July 10 SERB Proposal and related strategic considerations, including: (1) whether the due diligence items raised by SERB presented any serious execution issues; (2) the fact that management expected it would take until the end of July to respond to the due diligence items raised by SERB and the resulting difficulty in getting SERB to immediately increase its price; (3) methods by which the Board could seek to negotiate the price and terms further (including whether to provide a “best and final” counterproposal); and (4) timelines by which a transaction could be completed. The Board also discussed the benefits of determining on a prompt basis whether the parties would, in fact, be able to enter into a transaction on a prompt basis or whether Y-mAbs should focus its time and attention on Y-mAbs’ standalone business strategy. Following discussion, the Board agreed that (1) on the basis of the thorough strategic review process undertaken by management and Centerview, the lack of competing interest from other parties and Y-mAbs’ standalone prospects, $8.55 per share was likely approaching the maximum value that could be obtained for Y-mAbs and was likely superior to Y-mAbs’ risk adjusted standalone value, (2) the price differences between the most recent counterproposal provided by Y-mAbs and the July 10 SERB Proposal as a response were relatively small and yet the timing and path to execution of the transaction were relatively unknown, and (3) given the foregoing, that Y-mAbs should prioritize speed and execution certainty in either getting to a signing of definitive agreements promptly or determining that no transaction was viable and accordingly should not condition negotiating definitive transaction agreements on reaching final alignment on price. As a result, the Board directed Centerview to respond to SERB that Y-mAbs intended to provide responses to SERB’s pending due diligence requests, Y-mAbs would send SERB a draft merger agreement providing for the transaction on customary terms by the end of the week and the Board expected that the parties would finalize the terms of definitive documentation providing for the transaction and an improved price per share than reflected in the July 10 SERB Proposal for final consideration by the Board by no later than July 31, 2025. As part of this guidance, the Board also directed management and Centerview to seek to negotiate the highest available price for Y-mAbs in excess of $8.55 once the key outstanding due diligence items raised by SERB had been resolved. Representatives of Cooley provided a summary to the Board for consideration of the terms of a merger agreement that would be shared with SERB based on this proposed approach as described below, which the Board approved.
On July 15, 2025, representatives of Centerview contacted a senior executive from SERB and provided the feedback as directed by the Board, including emphasizing the importance to the Board of speed, certainty and price improvement. On the call, the SERB executive said the response was a constructive approach and that SERB would engage on the basis of the plan as presented. They also discussed the proposed path forward regarding addressing any further due diligence requests by SERB.
Later on July 15, 2025, Cooley and Freshfields had a call to discuss the feedback provided by the Board, in particular the plan with respect to the drafting of the merger agreement and the expected timeline for having a transaction for final consideration by the Board by no later than the July 31 deadline. On the call, Freshfields stated that SERB was prepared to meet that deadline but only if the draft merger agreement would reflect standard terms, which Cooley confirmed to Freshfields to facilitate a prompt negotiation as directed by the Board. Freshfields also indicated that SERB expected that Y-mAbs’ large stockholders would sign support agreements to tender their shares in the offer, and Cooley indicated that they believed this would be acceptable for directors with large stockholdings but not for stockholders not otherwise aware of the proposed transaction. Thereafter, Cooley and Freshfields had regular calls to discuss open workstreams and open items.
On July 18, 2025, Cooley sent Freshfields a draft merger agreement for the proposed transaction consistent with the guidance provided by the Board. In particular, the draft merger agreement contemplated that the proposed transaction would be completed pursuant to a tender offer that SERB would be obligated to extend until the outside date to satisfy all offer conditions, followed by a back-end merger, and other customary terms and conditions for such an agreement, including (1) a customary non-solicitation provision with a “fiduciary out” provision that would allow the Board to change its recommendation in favor of the transaction following receipt of an unsolicited superior proposal or following the occurrence of an intervening event and/or terminate the merger agreement to accept an unsolicited superior proposal, in each case subject to certain notice obligations and a three business day match right and the payment by Y-mAbs of a termination fee (which would be set at 2.5% of the implied equity value of Y-mAbs in the transaction),

(2) the obligation of the acquiror to take all actions necessary to obtain required antitrust and regulatory approvals to close the transaction, subject to a specified burdensome condition standard, (3) certain customary limitations on how determinations or delays by the FDA or other governing bodies, results of preclinical or clinical trials or test or regulatory, pricing, manufacturing or other changes, in each case, with respect to Y-mAbs’ product candidates or programs or the product candidates or programs of certain competitors of Y-mAbs could be taken into account in determining whether a “Material Adverse Effect” had occurred with respect to Y-mAbs (the “Product Candidate MAE Carve-Outs”), and (4) a guarantee of Parent’s obligations under the merger agreement to be provided by Ultimate Parent.
Also on July 19, 2025, Centerview delivered its customary relationship disclosure letter to Y-mAbs.
On July 22, 2025, Y-mAbs and Centerview entered into an amendment to the letter agreement by and between Y-mAbs and Centerview, dated as of October 1, 2019, memorializing the revised financial terms of Centerview’s engagement.
On July 24, 2025, Freshfields sent Cooley a revised draft merger agreement for the proposed transaction reflecting feedback from SERB that had been previewed a few days before. In particular, the revised draft merger agreement included (1) a limit on required extensions of the tender offer, (2) more restrictive non-solicitation provision and “fiduciary out” provisions (requiring a five business day match period and a termination fee equal to 3.9% of the implied equity value of Y-mAbs in the transaction), (3) deletion of the Product Candidate MAE Carve-Outs, (4) revisions to the treatment of Company equity awards that Y-mAbs’ management viewed as inconsistent with the assumptions underlying the July 10 SERB proposal and (5) a failure to commit to whether Ultimate Parent would provide a guarantee for Parent’s obligations under the merger agreement, among other changes.
On July 25, 2025, Cooley and Freshfields had a call to discuss the key open items in the revised draft merger agreement.
During the remainder of July and early in August, representatives of each of Y-mAbs, SERB and their respective advisors engaged in discussions regarding finalizing the definitive documentation providing for the transaction and completing any remaining due diligence. During this period and culminating in the execution of the Merger Agreement on August 4, representatives of Cooley and Freshfields exchanged several drafts of the documentation, including the Merger Agreement, the Support Agreements, the disclosure letter and proposed communications plans, and held a number of discussions relating thereto.
On July 27, 2025, representatives of each of Centerview and Rothschild had a telephone call to discuss the status of SERB’s due diligence review of Y-mAbs, items that had not yet been delivered and the likely timing of those items, including the timing of a call with one of Y-mAbs’ commercial counterparties and of certain requested due diligence information regarding the historical manufacturing of Danyelza. Rothschild also indicated that SERB would expect to review preliminary results for Y-mAbs’ most recent quarter. Rothschild indicated that only after those items had been delivered and SERB had time to process them would SERB be able to enter into discussions regarding improvements to the price in the July 10 SERB Proposal. As a result, Rothschild indicated it may not be possible for SERB to have completed all of its work to meet the previously proposed July 31 deadline, particularly unless all requested due diligence items were immediately available, and that a slight delay may be appropriate.
On July 29, 2025, Cooley and Freshfields had a call to discuss the key open items in the revised draft merger agreement. On the call, the parties sought resolution on of the remaining unresolved points in the agreement, including seeking to resolve the difference in the size of the termination fee, with Y-mAbs most recently proposing a fee of 3.2% of the implied equity value of Y-mAbs in the transaction. They also discussed alternative formulations of the obligation of SERB to extend the tender offer, agreed to include the Product Candidate MAE Carve-Outs subject to certain modifications and sought to finalize the interim covenants that would restrict Y-mAbs’ operations prior to the closing.
On July 30, 2025, the Board held a special meeting by videoconference, which was attended by members of Y-mAbs senior management and representatives of each of Centerview and Cooley. The Board received an update on the status of negotiations with SERB regarding the proposed transaction. The representatives of Cooley provided an update on the merger agreement and remaining unresolved items and obtained guidance from the Board on satisfactory resolutions of the remaining unresolved issues, which included authorization by the Board for a termination fee of up to 3.5% of the implied equity value of Y-mAbs in the transaction. The representatives of Centerview provided an update on ongoing due diligence workstreams and timeline implications, including that further price negotiations had not yet taken place. After representatives of Centerview left the meeting, representatives of Cooley reviewed the relationship disclosure letter that Centerview had made available regarding certain relationships between Centerview and Parent since January 1, 2023, as further described in the section captioned “Item 4. The Solicitation or Recommendation — Opinion of Centerview Partners LLC — General”, and noted no material conflicts had been identified. Following discussion and review of such customary relationship disclosure letter, the Board agreed that it was not aware of any conflicts which would impact Centerview’s ability to provide disinterested advice to the Board in connection with the proposed transaction or act independently and effectively as financial advisor to Y-mAbs in relation to the proposed transaction. Following discussion, the Board agreed to reconvene on August 4, 2025, subject to any material developments requiring a prior meeting.
Over the course of the next several days, Y-mAbs’ and SERB’s respective advisors engaged in several calls to resolve any open issues and align on workstreams. This included final negotiation of the open issues in the merger agreement and other agreements, scheduling the proposed call with Y-mAbs’ specified commercial counterparty, otherwise addressing SERB’s open due diligence requests and determining the communications plan for the transaction if approved by the Board. They also noted that the parties understood that, once these items were finalized, Y-mAbs expected to have further negotiations regarding the price to be paid in the proposed transaction as previously communicated.
On August 2, 2025, Rothschild had a videoconference with Centerview and informed Centerview that SERB was not willing to increase the price to be paid in the proposed transaction above the amount in the July 10 SERB Proposal. After consultation with representatives of Y-mAbs senior management, later that day, Centerview had a videoconference with Rothschild and informed Rothschild that the Board had been clear that a price increase was expected and that Y-mAbs believed that SERB should increase the price to be paid in the proposed transaction to $8.75 per share.
During the course of the day on August 3, 2025, representatives of Centerview had numerous discussions with representatives of SERB and Rothschild, during which Centerview continued to emphasize the expectation of the Board that SERB would increase the price per share in its most recent proposal, and SERB continued to insist on maintaining the price per share in its most recent proposal. Through the course of these conversations, SERB ultimately agreed to increase the price per share of its proposal to $8.60 per share and agreed to a termination fee of $14.25 million, which is approximately 3.46% of the implied equity value of Y-mAbs in the transaction.
Later, on August 3, 2025, SERB delivered a revised non-binding offer to Y-mAbs to acquire all of the outstanding shares of Y-mAbs through a cash tender offer and second step merger for $8.60 per share in cash consideration at closing, which SERB described as its “best and final” price for the proposed transaction.
On the afternoon of August 4, 2025, senior executives from Y-mAbs, SERB and one of Y-mAbs’ commercial counterparties had a call to introduce SERB to such counterparty.
On the evening of August 4, 2025, the Board held a special meeting by videoconference, which was attended by members of Y-mAbs senior management and representatives of each of Centerview and Cooley. At the meeting, the Board reviewed the terms of the proposed transaction and recent updates, including the receipt of the SERB’s most recent “best and final” offer to enter into the transaction at a price of $8.60 per share. Representatives of Cooley reviewed with the Board the fiduciary duties of the directors in connection with the consideration of the possible transaction and a summary of the terms and conditions of the draft Merger Agreement, which was in substantially final form, and other definitive agreements. Representatives of Centerview reviewed with the Board Centerview’s financial analysis of the Offer Price and Merger Consideration and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, dated August 4, 2025, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price and Merger Consideration to be paid to the holders of Shares (other than any Shares (a) held by (i) the Acquired Companies (as defined in the Merger Agreement) (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties) or (ii) Parent, Purchaser or any other direct or indirect wholly owned Subsidiary (as defined in the Merger Agreement) of Parent as of the Effective Time and (b) any Dissenting Shares (as defined in the Merger Agreement) (the shares referred to in clauses (a) and (b), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “— Opinion of Centerview Partners LLC”. The Board discussed the proposed transaction and made reference to prior discussions of the proposed transaction, including (1) the risks and uncertainties of the proposed transaction, (2) the fact that SERB had made six proposals involving Y-mAbs (each of which generally continued to improve the price, terms and certainty of value for Y-mAbs stockholders), (3) that SERB had stated that the present offer was its “best and final” offer, (4) that no other parties had elected to engage in more meaningful negotiations for a transaction either involving Y-mAbs or either the RIT business or the Danyelza business or to provide financing for the RIT business, (5) the risks and uncertainties and opportunities regarding the operation of Y-mAbs business on a stand-alone basis, including the need for future financing for the RIT business, and (6) uncertainties regarding the availability of financing in current early stage life sciences fields. Following discussion and review of the various presentations made, matters considered and discussion of the benefits and risks of the proposed transaction, the Board unanimously determined the Merger Agreement and the consummation of the transactions contemplated thereby were advisable to, and in the best interest of, Y-mAbs and its stockholders, approved the execution, delivery and performance by Y-mAbs of the Merger Agreement and the consummation of the transactions contemplated thereby and resolved to recommend to the Y-mAbs stockholders that they tender their Shares in the Offer. See the section captioned “Item 4. The Solicitation or Recommendation — Recommendation of the Board; Reasons for the Recommendation” for further information on the Board’s recommendation and reasons for the recommendation.
After the Board meeting, the Merger Agreement and the Support Agreements were executed by the relevant parties.
On the morning of August 5, 2025, Y-mAbs and SERB issued a joint press release announcing the execution of the Merger Agreement.
Reasons for Recommendation
In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company’s senior management and outside financial and legal advisors, and considered and analyzed a number of factors the Board viewed as supportive of their determinations and recommendations, including the following non-exhaustive list of material reasons (which are not presented in order of relative importance):
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Compelling Premium.   The fact that the Offer Price of $8.60 per Share represents a compelling premium to recent market prices for the Shares, including:

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an approximately 105% premium to the closing price of the Shares of $4.19 on August 4, 2025, the last full trading day prior to the execution of the Merger Agreement; and

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an approximately 92% premium to the volume weighted average price of the Shares over the 90-day trading period ending on August 4, 2025, the last full trading day prior to the execution of the Merger Agreement.

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Certainty of Value with Cash Consideration.   The fact that the Offer Price was payable entirely in cash and therefore would offer immediate liquidity and certainty of value to the Company’s stockholders while effectively eliminating the long-term business and execution risk of continuing to operate the Company on a standalone basis and the uncertainty of future trading prices of the Shares, and that, absent the Merger, the trading price of the Shares may not reach and sustain the level implied by the Offer Price in the near term, or at all. The Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties of continuing as a standalone company, including those items noted below. The Board further believed that it had been able to negotiate with SERB to secure improvements to the price per share at closing rather than future contingent value, which provided even greater derisking of value for the proposed transaction.

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Available Alternatives; Results of Process Conducted; Best Alternative for Maximizing Stockholder Value.   The Board’s belief, after considering the various alternatives available to the Company — including remaining a standalone company, pursuing a sale of Danyelza alone while continuing to operate the remaining standalone company focused on RIT, or pursing a separation of Danyelza and RIT into two standalone companies — and taking into account the comprehensive review of strategic alternatives undertaken by the Board with the assistance of outside financial and legal advisors over the course of five months, that the Offer and the Merger represented the best alternative available to the Company and the Company’s stockholders. In particular, the Board considered:

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Result of Process Conducted.   The Board considered the results of the process that it had conducted, with the assistance of the Company management team and Centerview, to evaluate available strategic alternatives for the Company over a period of five months, as further described in the section captioned “— Background of the Offer and Merger”. The Board noted (i) that, as directed by the Board, the Company or Centerview had contacted or held formal or informal discussions with at least 36 potential counterparties, in the aggregate, including strategic counterparties and potential investors in RIT, who were believed to be the most likely parties to pursue a potential transaction with the Company, (ii) that the Company had signed confidentiality agreements with six potential strategic transaction parties and five potential investors for RIT, and had received offers from and sought to negotiate financial terms with two potential counterparties; (iii) that all potential counterparties who had in the recent past expressed interest in acquiring all or a portion of the Company’s assets had been included in Centerview’s outreach, all of whom (other than SERB) ultimately declined to pursue a transaction with the Company and (iv) that in the Board’s view any potential counterparty who would likely have the interest and capability to pursue a transaction with the Company on terms as favorable as those offered by SERB had already been contacted by Centerview or the Company;

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Negotiations with SERB; Highest Offer and Highest Value Obtainable.   The Board’s belief that (i) after discussion and based on SERB’s statements made and positions taken during the extensive negotiations, the Company had obtained SERB’s best and final offer, (ii) there was substantial risk of SERB terminating discussions and the Offer Price not being available to the Company or its stockholders if the Company continued to pursue a higher price and (iii) based on the conversations and negotiations with SERB and historical discussions with other potential counterparties (as more fully described above in the section captioned “— Background of the Offer and Merger”), as of the date of the Merger Agreement, the Offer Price represented the highest transaction value reasonably obtainable by the Company under the circumstances and provided superior risk-adjusted value relative to the Company’s standalone prospects;

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Negotiations with SERB; Improvements in Upfront Consideration.   The Board considered the fact that, during the course of negotiations with SERB (as more fully described below in the section captioned “— Background of the Merger”), SERB increased its implied upfront consideration value from $300 million (in the case of a preferred asset sale of Danyelza) on May 19, 2025 to approximately $371 million (excluding the DAP), or $7.80 per share, on June 8, 2025, to approximately $409 million, or $8.55 per share, on June 25, 2025, to approximately $412 million, or $8.60 a share, on August 3, 2025; and

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Potential Strategic Alternatives.   The Board’s belief that none of the potential strategic alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent company or pursuing a different strategic transaction (including an asset sale of Danyelza or a separation of the Company into two standalone businesses) was reasonably likely to deliver superior risk-adjusted value than the Offer and the Merger, taking into account execution risks, the financing environment for similarly situated biotechnology companies, the level of interest from strategic counterparties in RIT, the Company’s cost of capital and other business, competitive, financial, industry, legal, market and regulatory considerations.

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Opinion of Centerview.   The Board considered the opinion of Centerview rendered to the Board on August 4, 2025, which was subsequently confirmed by delivery of a written opinion dated August 4, 2025 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below in the section captioned “— Opinion of Centerview Partners LLC”.
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Terms of the Merger Agreement and Other Transaction Agreements.   The Board reviewed and considered the terms and conditions of the Merger Agreement, the Support Agreements and the transactions contemplated thereby, including the Offer and Merger. Those matters included:

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Nature of the Negotiations; Terms of the Merger Agreement as a Whole.   The Board considered the fact that the Merger Agreement was negotiated in the context of a strategic review process and at arm’s length between the Company and SERB, with the assistance of their respective legal advisors. The Board considered that, in its view, the material terms of the Merger Agreement, taken as a whole, were as favorable as those found in comparable acquisition transactions.

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High Degree of Certainty of Closing and Speed of Consummation of the Offer and the Merger.   The Board considered the reasonable likelihood of the consummation of the Offer and the Merger in a timely manner in light of:

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the conditions to the consummation of the Merger set forth in the Merger Agreement being specific and limited, including no approval of SERB’s shareholders being required;

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the absence of any financing condition in the Merger Agreement;

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Ultimate Parent’s guaranty of Parent’s and Purchaser’s obligation to fund the Offer Price;

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the scope of what may constitute a “Material Adverse Effect” in the Merger Agreement and the exceptions thereto that were negotiated by the Company, as more fully described in Section 13 (The Transaction Documents — The Merger Agreement) of the Offer to Purchase;

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the scope of the required regulatory approvals (including antitrust) and the Company Board’s assessment, in consultation with its legal counsel, of the likelihood that such required approvals would be received in a timely manner and in any event prior to the outside date;

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the commitment made by each of Parent and the Company to use their respective reasonable best efforts pursuant to the terms of the Merger Agreement to take all actions reasonably necessary, proper or advisable under applicable law to consummate the Offer and the Merger, including to obtain the expiration or termination of waiting periods from governmental bodies under any antitrust law;

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the fact that the Company is entitled to specific enforcement of the Parent’s obligations under the Merger Agreement;

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the business reputation and capabilities of SERB, including SERB’s track record of successfully completing merger and acquisition transactions;

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the provision in the Merger Agreement requiring Parent to, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

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the structure of the Transactions as an all-cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before the Company’s stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

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Opportunity to Receive an Unsolicited Acquisition Proposal and Terminate the Merger Agreement in Order to Accept a Superior Acquisition Proposal.   The Board considered the following:

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Ability to Respond to Certain Unsolicited Acquisition Proposals.   The Board considered the provisions in the Merger Agreement that provide for the ability of the Board, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made on or after August 4, 2025 and prior to the time that the Offer is consummated;
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Ability to Change the Company Board Recommendation.   The Board considered the provisions in the Merger Agreement that provide for the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that the Company’s stockholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with a superior proposal or change in circumstances;

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Ability to Terminate Merger Agreement to Accept a Superior Proposal.   The Board considered the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior proposal, subject to payment of a termination fee of $14.25 million in cash; and

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Termination Fee.   The Board’s assessment that the $14.25 million termination fee which could become payable pursuant to the Merger Agreement was comparable to termination fees in comparable transactions, was reasonable, and that the termination fee and the other provisions of the Merger Agreement regarding alternative proposals would not be likely to deter a third party from making a competing alternative acquisition proposal. The Company Board further considered the limited circumstances in which the termination fee would become payable and that the likelihood that, in those circumstances the Company would be pursuing a transaction more favorable to its shareholders than the Offer and Merger.

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Support Agreements.   The Board considered that the Supporting Stockholders, collectively holding approximately 16% of the outstanding Shares as of August 4, 2025, entered into Support Agreements obligating each of them during the term of such agreement to, among other things, tender, pursuant to the Offer, their Shares in the Offer and, subject to certain exceptions as more fully described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Parent, Purchaser, Ultimate Parent and their Affiliates — Support Agreements” and in Section 13 (Section 13 — The Transaction Documents — Tender and Support Agreements) of the Offer to Purchase, not to transfer any of the Shares that are subject to the Support Agreements;

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Availability of Appraisal.   The Board also took into consideration the availability of appraisal rights under Section 262 of the DGCL to the Company’s stockholders who do not tender their shares in the Offer and comply with all of the required procedures under Delaware law, which provides those eligible stockholders with an opportunity to have a Delaware court determine the fair value of their Shares, which may be more than, less than, or the same as the amount such stockholders would have received under the Merger Agreement.

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Risks Relating to Remaining a Standalone Company.   The Board assessed the Company’s prospects for substantially increasing stockholder value as a standalone company in excess of the value implied by the Offer Price, given the risks and uncertainties in its business. The Board considered the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on the Company’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the Shares. Among the potential risks and uncertainties identified by the Board if the Company were to operate as a standalone company were:

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the fact that the challenging market for financing early-stage clinical programs could make it difficult to raise the necessary funds to further advance the development of the RIT business, and that strategic capital allocation decisions would be required if such financing did not become available on favorable terms, including whether to prioritize expanding Danyelza or investing in the RIT pipeline;

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the fact that the Company may not be able to successfully implement its business strategy, including its plans to expand the commercialization of Danyelza, and to develop, obtain regulatory approval of and commercialize the Company’s other product candidates based on the RIT technology platform;
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the fact that the Company’s expectations with respect to the rate and degree of market acceptance and clinical utility for Danyelza or any current or future product candidates for which the Company may receive marketing approval may not be realized;

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the fact that the Company may not be successful in marketing, expanding the indications for, and selling Danyelza and any current or future product candidates for which the Company may receive marketing approval;

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the fact that the Company’s expectations with respect to the pricing, coverage and reimbursement of, and the extent to which patient assistance programs are utilized for Danyelza or other product candidates for which the Company may receive marketing approval may not be realized;

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the fact that the RIT technology that the Company uses has not been approved for commercial use by the FDA or any other regulatory authority and the Company’s clinical effort may not result in approval or marketable products;

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the fact that the Company may be unable to enter into collaborations or strategic partnerships for the development and commercialization of the Company’s product candidates and future operations, and the potential benefits of any such collaboration or partnership may not be realized;

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the fact that the Company’s expectations with respect to the commercial value of any of the Company’s product candidates, including antibody constructs based on the RIT technology platform, may not be realized;

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the fact that the Company’s expectations with respect to the Company’s ongoing and future clinical trials whether conducted by the Company or by any of the Company’s collaborators, including the initiation of these trials, the pace of enrollment, the completion of enrollment, the availability of data from, and the outcome of, these trials, and expectations with respect to regulatory submissions and potential regulatory approvals, may not be realized, or may not delivered in accordance with the Company’s expected timelines;

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the fact that the Company will require additional funding to finance the Company’s operations, complete the development and commercialization of the Company’s product and product candidates, and evaluate future product candidates, programs or other operations;

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the fact that any additional funding through future debt and equity financing could be highly dilutive to the Company’s existing stockholders and that any such financing might only be available on unfavorable terms or might not be available at all; and

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the various additional risks and uncertainties of the type and nature as further described in the section captioned “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements.

In the course of its deliberations, the Board also considered certain risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions, including the following non-exhaustive list (which are not presented in order of relative importance):
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No Stockholder Participation in Future Growth or Earnings.   The fact that following the closing of the Transactions, the Company would no longer exist as an independent, publicly traded company, and given the all cash consideration, stockholders would no longer participate in any future earnings or growth and would not benefit from any potential future appreciation in value of the Company;

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Upside to Standalone Strategy or other Available Alternatives.   The risk that the Company’s standalone strategic plan or other available strategic alternatives could have upside that would generate value in excess of the aggregate Transaction consideration;

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Risks Associated with Failure to Complete the Offer and Consummate the Merger.   The nature of the conditions to Parent’s obligation to consummate the Offer and the Merger; the risk that the Offer and the Merger are not consummated in a timely manner or at all; and the potential adverse results of the public announcement that the Merger Agreement has been terminated on the trading price of the Shares and the Company’s business and operations following such termination;
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Interim Restrictions on Business Pending the Completion of the Offer and the Merger.   The pendency of the Merger may cause the Company to experience disruptions to its business operations and future prospects, including its relationships with its employees, suppliers, vendors and partners and others that do business or may do business in the future with the Company or as a result of certain restrictions on the conduct of the Company’s business imposed by pre-closing covenants in the Merger Agreement, and the effect of such disruptions on the Company’s operating results in the event that the Transactions are not consummated in a timely manner or at all;

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Employee Retention Risk.   The risk related to Company’s ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Offer and Merger;

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Operating Results.   The risk that there may be an adverse impact on the Company’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

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Risk of Diverting Management Attention and Resources.   The risk of diverting management attention and resources from the operation of the Company’s business and towards completion of the Offer and Merger, plus other costs that have been and that will be incurred in connection with entering into and completing the Transactions, all of which costs will be borne by the Company if the Transactions are not consummated;

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Potential Differing Interests.   The interest of the Company’s executive officers and directors and the fact that the Company’s executive officers and directors may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of the Company’s stockholders, as more fully described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Between Y-mAbs and its Executive Officers, Directors and Affiliates”;

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No Solicitation and Termination Fee.   The fact that the Merger Agreement restricts the Company’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding an alternative proposal to acquire the Company, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, the Company will be required to pay a termination fee of $14.25 million in cash, which could discourage certain alternative proposals for an acquisition of the Company or adversely affect the valuation that might be proposed by a third party;

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Taxable Consideration.   Gains realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

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Antitrust Clearance.   Completion of the Offer and the Merger will require U.S. antitrust clearance, which could result in the closing being delayed or not occurring at all; and

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Potential Litigation.   The risk of litigation arising in respect of the Offer, the Merger or the other Transactions.

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Board, at a meeting duly called and held, unanimously (i) determined that the entry into the Merger Agreement and the consummation of the Transactions are advisable, fair to and in the best interest of, the Company and its stockholders, (ii) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
The foregoing discussion of the Board’s reasons for its recommendation that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer is not intended to be exhaustive and includes only the material factors considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Transactions and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the Company’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of the Company’s executive officers and directors as more fully described above in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Between Y-mAbs and its Executive Officers, Directors and Affiliates.”
Certain Financial Projections
The Company does not, as a matter of course, regularly prepare long-range projections or publicly disclose long-range forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and such projections themselves. However, in connection with the Board’s review of potential strategic alternatives (including the Merger), the Company’s management, at the direction of the Board, prepared unaudited financial projections of the Company’s financial performance for fiscal years 2025 through 2050 on a standalone basis (as summarized below), reflecting the best then-available estimates and judgments of the Company’s management on a risk-adjusted basis (the “Projections”). As summarized under the section above entitled “Background of the Offer and the Merger”, the Board approved the Projections and directed Centerview to use and rely upon the Projections in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses.
The Projections reflect estimates and assumptions made by the Company’s management with respect to, among other things: the growth rate, peak sales and loss of patent exclusivity of Danyelza in neuroblastoma (NB); the date of first commercial sale of Danyelza for treatment of Osteosarcoma (OS) and Triple-Negative Breast Cancer (BC) and RIT for diagnosis or treatment of three opportunities and based on the value of the RIT platform; the probability of success, growth rate, peak sales and loss of patent exclusivity for the Company’s clinical stage product candidates; various cost assumptions, including costs of goods sold, operating expenses and royalties and milestones payable to licensors; royalties and milestones payable from ex-US partnerships for the Company’s expected marketed products across certain target indications; the need for additional capital and the impact of future capital raises; the impact of net operating losses; general business, economic, competitive, regulatory and other market and financial conditions; and other future events, all of which are difficult to predict and many of which are beyond the Company’s control. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that may come to exist and could have an effect on the Company’s business and its results of operations. The Projections were developed solely using the information available to the Company’s management at the time that they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections not being achieved include, among others: the ability to generate revenue for the Company’s clinical stage assets; the ability to obtain regulatory approval for the Company’s clinical stage assets in a timely manner or at all and the effect of regulatory actions, including the impact on the timing of product commercialization; the effectiveness of the Company’s commercial execution; the decisions of actual and potential third-party partners; the ability to partner and terms of any such partnering transactions; the ability to raise capital; the success of clinical testing and development; manufacturing and supply availability; patent life and other rights or exclusivity; the effect of global economic conditions; and increases in regulatory oversight and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Projections also reflect assumptions made by the Company’s management as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor.
None of the Company, SERB or any of their respective affiliates, advisors or other representatives (including Centerview) makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of the Company relative to the Projections. The Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation of the Company, SERB or any of their respective affiliates, advisors or other representatives (including Centerview) that the Projections or the information contained therein is material. The Projections were prepared prior to the execution of the Merger Agreement and do not take into account any events or circumstances after the date that they were prepared, including the announcement of the Offer and the Merger. Except as required by applicable law, neither the Company nor any of its affiliates, advisors or other representatives (including Centerview) intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term).
The Projections should be evaluated in conjunction with the historical financial statements and other information regarding the Company in its public filings with the SEC. The Projections were developed by the Company’s management on a standalone basis without giving effect to the Transactions, including the Offer or the Merger, and therefore the Projections do not give effect to the Transactions or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Transactions, including, among others, any costs incurred in connection with the Transactions. Furthermore, the Projections do not take into account the effect of any failure of the proposed Transactions, including the Offer or the Merger, to be completed and should not be viewed as accurate or continuing in that context.
The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that the Company, SERB or any of their respective affiliates, advisors or other representatives (including Centerview), or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. The Company’s management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections. The Projections may differ from published analyst estimates and forecasts.
The unlevered free cash flow amounts contained in the Projections set forth below are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP, and were relied upon by the Board in connection with its consideration of potential strategic alternatives, including the Offer and the Merger. While the Company believes that such non-GAAP financial measures provide useful supplemental information in analyzing the Company’s financial results, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are typically required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.
The most directly comparable GAAP financial measure for unlevered free cash flow is net cash provided by (used in) operating activities. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Offer or the Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board in connection with its evaluation of potential strategic alternatives, including the Offer or Merger, or provided to or relied on by Centerview in connection with its financial analyses and the opinion that Centerview rendered in connection with the Offer and the Merger. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Projections to the relevant GAAP financial measures.

In light of the foregoing factors and uncertainties inherent in the Projections, the Company’s stockholders are cautioned not to place undue, if any, reliance on the summary of the Projections set forth below. The information and tables set forth below are included solely to give the Company’s stockholders access to a summary of the Projections that were made available to the Board and Centerview and are not included in this Schedule 14D-9 in order to influence any Company stockholder’s decision to tender shares pursuant to the Offer or for any other purpose.
The following table presents a summary of the Projections for the Company prepared by the Company’s management. As part of the Projections, the Company’s management assumed that in order to fund the Company’s clinical development programs and other operating expenses, the Company would undertake an equity financing of approximately $75 million in the fiscal year 2026, an equity financing of approximately $50 million in the fiscal year 2027, equity financings of approximately $100 million in each of fiscal years 2028 and 2029, and an equity financing of $150 million in 2030 and made various related assumptions regarding dilution, pricing and underwriting expenses. As part of the Projections, the Company’s management also assumed a benefit of $240 million in federal Net Operating Losses (“NOLs”) and $194 million in state NOLs as of December 31, 2024, and estimated future losses.
Projections
(dollars in millions, risk-adjusted(1))
	Fiscal Year Ended December 31,
	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E	2048E	2049E	2050E
Total Revenue(2)	$87	$102	$105	$122	$143	$158	$210	$360	$514	$691	$817	$869	$897	$912	$901	$891	$894	$796	$710	$625	$541	$466	$404	$348	$303	$260
Operating Income(3)	$(46)	$(66)	$(69)	$(101)	$(104)	$(68)	$53	$158	$260	$376	$471	$490	$514	$529	$517	$511	$521	$469	$417	$367	$318	$273	$237	$204	$177	$167
Unlevered Free Cash Flow(4)	$(46)	$(68)	$(71)	$(104)	$(107)	$(71)	$31	$93	$159	$239	$315	$340	$360	$373	$369	$364	$370	$347	$309	$273	$238	$205	$177	$153	$132	$125

(1)
Risk-adjusted based on the Company’s management’s estimates of probability of success of each asset.

(2)
Total Revenue is comprised of revenue contributions from (i) Danyelza NB, (ii) Danyelza OS, (iii) Danyelza BC, (iv) NAX PET, (v) SADA GD2, (vi) SADA CD38 and (vii) RIT Platform including various projected milestone and royalty payments due to the Company.

(3)
Operating Income is calculated as Total Revenue (as defined above) less (i) various milestone and royalty payments due from the Company, less (ii) cost of goods sold, less (iii) research and development expenses, less (iv) sales and marketing expenses, less (v) general and administrative expenses.

(4)
Unlevered free cash flow is a non-GAAP financial measure calculated as Operating Income (as defined above), less (i) estimated taxes (before projected net operating loss usage), less (ii) changes in net working capital, less (iii) capital expenditures, plus (iv) depreciation and amortization.

Opinion of Centerview Partners LLC
On August 4, 2025, Centerview rendered to the Board its oral opinion, subsequently confirmed in a written opinion dated August 4, 2025, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Centerview’s written opinion, dated August 4, 2025, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares

(other than Excluded Shares) of the Offer Price and Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such holder or any other person should otherwise act with respect to the Transactions or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
•
a draft of the Merger Agreement dated August 3, 2025, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•
Annual Reports on Form 10-K of the Company for the years ended December 31, 2024, December 31, 2023 and December 31, 2022;

•
certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•
certain publicly available research analyst reports for the Company;

•
certain other communications from the Company to its stockholders; and

•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.
Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price and Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price and Merger Consideration to be paid to the holders of the Shares pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such holder or any other person should otherwise act with respect to the Transactions or any other matter.
Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Summary of Centerview Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated August 4, 2025. The order of the financial analyses described does not represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Purchaser, Ultimate Parent or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 4, 2025 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.
Selected Public Company Analysis
Centerview reviewed and compared certain financial information for the Company to corresponding financial information for certain publicly traded companies (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company.
Using publicly available information obtained from SEC filings and other data sources as of August 4, 2025, Centerview calculated, for each selected company, the company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2028 (“EV/2028E Revenue Multiple”).
The selected companies and their EV/2028E Revenue Multiples were as follows:
Selected Company	Enterprise Value/2028E Revenue Multiple
Agios Pharmaceuticals, Inc.	1.7x
ADC Therapeutics SA	0.8x
Day One Biopharmaceuticals, Inc.	0.5x
Geron Corporation	0.7x
Immunocore Holdings plc	1.9x
Puma Biotechnology, Inc	0.6x
Rigel Pharmaceuticals, Inc.	1.4x
UroGen Pharma Ltd.	1.8x
Median	1.1x
Although none of the companies used in this analysis is directly comparable to the Company, the selected companies listed above were chosen because, among other reasons, they are publicly traded companies with certain business, operational, and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company. However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment concerning differences between the operational, business or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.
Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV/2028E Revenue Multiples of 0.75x to 2.00x to apply to the Company’s estimated risk-adjusted calendar year 2028 revenue as set forth in the Forecasts. In selecting this range of EV/2028E Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational and/or financial characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of EV/2028E Revenue Multiples to the Company’s estimated risk-adjusted calendar year

2028 revenue of $122 million, as set forth in the Forecasts, and adding to it the Company’s cash and cash equivalents of $62.3 million as of June 30, 2025), each as set forth in the Internal Data, and dividing by the number of fully-diluted Shares (determined using the treasury stock method and taking into account outstanding In the Money Options, Company RSUs and Company PSUs) as of August 1, 2025, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares, rounded to the nearest $0.05, of approximately $3.30 to $6.50. Centerview then compared the results of the above analysis to the Offer Price and Merger Consideration of $8.60 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Selected Precedent Transactions Analysis
Centerview reviewed and analyzed certain information for the Company to corresponding financial information for certain transactions involving publicly traded biopharmaceutical companies with marketed lead assets in rare disease or oncology (which transactions are referred to as the “selected transactions”) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions.
Using publicly available information obtained from SEC filings and other data sources as of the time of the announcement of the relevant transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding contingent consideration, if any), as a multiple of the target company’s four-year forward revenue at the time of transaction announcement.
The selected transactions considered in this analysis are summarized below:
Date Announced	Target	Acquiror	Transaction Value/ 4-Year Forward Revenue Multiple
08/07/24	G1 Therapeutics, Inc.	Pharmacosmos A/S	2.6x
01/09/23	Albireo Pharma, Inc.	Ipsen Biopharmaceuticals, Inc.	2.5x
01/08/23	Amryt Pharma plc	Chiesi Farmaceutici S.p.A.	2.1x
06/27/22	Epizyme, Inc.	Ipsen Biopharmaceuticals, Inc.	1.0x
01/19/22	Zogenix, Inc.	UCB S.A.	2.3x
05/05/21	Chiasma, Inc.	Amryt Pharma plc	1.0x
05/04/20	Stemline Therapeutics Inc.	Menarini Group	1.8x
Median			2.1x
Although none of the selected transactions is directly comparable to the Transactions, the selected transactions above were selected by Centerview because, among other reasons, their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operational, and/or financial conditions and prospects of the Company and the target companies included in the selected precedent transaction analysis. However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transactions analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.
Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of 1.00x to 2.50x implied four-year forward revenue multiples derived from the selected precedent transactions. Applying this range of four-year forward revenue multiples to the Company’s estimated risk-adjusted four-year forward sales of $133 million

(calculated using 50% of the Company’s estimated risk-adjusted calendar year 2028 revenue and 50% of the Company’s estimated risk-adjusted calendar year 2029 revenue, as set forth in the Forecasts), and adding to it the Company’s cash and cash equivalents of $62.3 million as of June 30, 2025, each as set forth in the Internal Data, and dividing by the number of fully-diluted Shares (determined using the treasury stock method and taking into account outstanding In the Money Options, Company RSUs and Company PSUs) as of August 1, 2025, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares, rounded to the nearest $0.05, of approximately $4.20 to $8.25. Centerview then compared this range to the Offer Price and Merger Consideration of $8.60 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Discounted Cash Flow Analysis
Centerview performed a discounted cash flow analysis of the Company based on the Forecasts, which reflects certain assumptions and future financing needs of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the assets or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
In performing this analysis, Centerview calculated a range of equity values for Shares by (a) discounting to present value as of June 30, 2025 using discount rates ranging from 14.5% to 16.5% (based on Centerview’s analysis of the Company’s weighted average cost of capital using the capital asset pricing model and based on considerations that Centerview deemed relevant in its professional judgment and experience and taking into account certain metrics including yields for U.S. treasury notes, levered and unlevered betas for comparable group companies, market risk, size premia, pre-tax cost of debt and post-tax cost of debt) and using a mid-year convention: (i) the estimated risk-adjusted, after tax-unlevered free cash flows of the Company over the period beginning on July 1, 2025 and ending on December 31, 2050, as set forth in the Forecasts, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that the Company’s risk-adjusted unlevered free cash flows set forth in the Forecasts would decline in perpetuity after December 31, 2050 at a rate of free cash flow decline of 20% year over year, as directed by management of the Company, and (iii) tax savings from usage of the Company’s federal net operating losses of $240 million and state net operating losses of $194 million, in each case as of December 31, 2024 and estimated future losses, as provided by the Company’s management of the Company; and (b) (i) subtracting from the foregoing results the impact on net present value of the estimated cost of an assumed $75 million equity raise in 2026, an assumed $50 million equity raise in 2027, an assumed $100 million equity raise in 2028, an assumed $100 million equity raise in 2029, and an assumed $150 million equity raise in 2030, as set forth in the Forecasts and as directed by management of the Company, and (ii) and adding to it the Company’s cash and cash equivalents of $62.3 million as of June 30, 2025, as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the number of fully diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding In the Money Options, Company RSUs and Company PSUs) as of August 1, 2025, as set forth in the Internal Data, resulting in a range of implied equity values per Share, rounded to the nearest $0.05, of $6.85 to $8.85. Centerview then compared the results of the above analysis to the Offer Price and Merger Consideration of $8.60 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Other Factors
Centerview noted for the Board certain additional factors solely for informational purposes, including, among other things, the following:
•
Historical Stock Trading Price Analysis.   Centerview reviewed historical closing trading prices of Shares during the 52-week period ended August 4, 2025 (the last trading day before the public announcement of the Transactions on August 5, 2025), which reflected low and high stock closing prices for the Company during such period of $3.64 and $15.69 per Share.

•
Analyst Price Target Analysis.   Centerview reviewed stock price targets for Shares in publicly available Wall Street research analyst reports as of August 4, 2025 (the last trading day before the public announcement of the Transactions on August 5, 2025), which indicated low and high stock price targets for the Company ranging from $3.00 to $26.00 per Share.
•
Precedent Premiums Paid Analysis.   Centerview performed an analysis of premiums paid in certain selected transactions that were announced since 2020 and involved publicly traded biopharmaceutical companies. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction (excluding contingent consideration, if any) to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 40% to 140% to the Company’s closing stock price on August 4, 2025 (the last trading day before the public announcement of the Transactions on August 5, 2025) of $4.19, which resulted in an implied price range per Share, rounded to the nearest $0.05, of $5.85 to $10.05.

General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of the Company with respect to the Offer Price and Merger Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Parent, Purchaser, Ultimate Parent or Charterhouse Capital Partners LLP (“Charterhouse”), an equityholder of Ultimate Parent, and Centerview did not receive any compensation from Parent, Purchaser, Ultimate Parent or Charterhouse during such period. Centerview may provide financial advisory and other services to or with respect to the Company, Parent, Ultimate Parent, Charterhouse or their respective affiliates, including portfolio companies of Charterhouse, in the future, for which Centerview may receive compensation. Certain (i) of Centerview and Centerview affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, Ultimate Parent, Charterhouse or any of their respective affiliates, including portfolio companies of Charterhouse, or any other party that may be involved in the Transaction.
The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience in the biopharmaceutical industry, expertise and qualifications in transactions of this nature and familiarity with the Company and its business. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Board, the Company has agreed to pay Centerview an aggregate fee of approximately $9.1 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion and the balance of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.
Intent to Tender
To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender (and not withdraw), or cause to be tendered (and not withdraw), pursuant to the Offer all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Date, as it may be extended from time to time (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
ITEM 5.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.
The Company, based on the determination of the Board, engaged Centerview as its financial advisor in connection with its review of strategic alternatives, including the Offer and the Merger, but not to make any solicitation or recommendation in connection with the Offer, the Merger or otherwise. Centerview’s opinion to the Board, set forth above in the section captioned “Item 4. The Solicitation or Recommendation — Opinion of Centerview Partners LLC” does not constitute a recommendation to any stockholder of the Company as to whether or not that stockholder should tender Shares in connection with the Offer, or how such stockholder or any other person should otherwise act with respect to the Transactions or any other matter. In connection with Centerview’s services as a financial advisor to the Board, the Company has agreed to pay Centerview an aggregate fee of approximately $9.1 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion to the Board and the balance of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.
ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Other than the scheduled vesting of Company Options and Company RSUs and the grant of Company Options and Company RSUs in the ordinary course to the extent permitted by the Merger Agreement, no transactions with respect to the Shares have been effected by the Company, or, to the Company’s knowledge after making reasonable inquiry, by any of the directors, executive officers or affiliates of the Company, during the 60 days prior to the date of this Schedule 14D-9.
ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Except as indicated in this Schedule 14D-9 or as incorporated by reference herein (including the exhibits hereto), the Company is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend policy, indebtedness or capitalization of the Company.
As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 13 (Section 13 — The Transaction Documents — The Merger Agreement) of the Offer to Purchase.
The information set forth in Section 12 (Section 12 — Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights) and Section 13 (Section 13 — The Transaction Documents) of the Offer to Purchase is incorporated herein by reference.
ITEM 8.   ADDITIONAL INFORMATION
Golden Parachute Compensation
See the section of this Schedule 14D-9 captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Golden Parachute Compensation.”
Conditions to the Offer
The information set forth in Section 15 (Section 15 — Conditions to the Offer) of the Offer to Purchase is incorporated herein by reference.
Stockholder Approval of the Merger Not Required
On August 4, 2025, the Board unanimously (i) determined that entry into the Merger Agreement and the consummation of the Transactions are advisable, fair to and in the best interests of, the Company and its stockholders, (ii) determined that the Merger shall be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer. If holders have validly tendered and not validly withdrawn a number of Shares that, considered together with all other Shares beneficially owned by Parent or any of its wholly owned subsidiaries (but excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received by the “depository” for the Offer, as defined by Section 251(h)(6) of the DGCL), would represent a majority of Shares outstanding at the expiration of the Offer (the “Minimum Condition”), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by the Company’s stockholders.
State Takeover Laws
A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.
In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”
In accordance with the provisions of Section 203 of the DGCL, the Board has approved the Merger Agreement and the Transactions, as set forth above in the section captioned “Item 4. The Solicitation or Recommendation” for purposes of Section 203 of the DGCL.
Notice of Appraisal Rights
No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders or beneficial owners of the Company who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (x) reasonably identifies the holder of record of the shares for which the demand is made, (y) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (z) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Offer and the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Offer and the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.
The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II and is made available at
https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is qualified in its entirety by reference to Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that the Company will take no action to perfect any appraisal rights of any stockholder or beneficial owner.
Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders or beneficial owners of the Company exercise appraisal rights under Section 262 of the DGCL.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who are entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL attached to this Schedule 14D-9 as Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:
•
prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•
not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Offer Acceptance Time);

•
continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•
comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•
in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the Shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, one of the ownership thresholds set forth in Section 262 of the DGCL (as described below) must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.
Written Demand
All written demands for appraisal should be addressed to Y-mAbs Therapeutics, Inc., 202 Carnegie Drive Center, Suite 301 Princeton, New Jersey 08540.
A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder (including any beneficial owner) of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a Petition and holders should not assume that the Company will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder (including any beneficial owner) of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder or beneficial owner within ten days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such petition by any such holder (including any beneficial owner) of Shares (a “Dissenting Holder,” and such Shares, “Dissenter Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached (the “Verified List”). Upon the filing of a Petition by a Dissenting Holder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Holders. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Holders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenter Shares. The Delaware Court may require that Dissenting Holders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Holder who does not comply with such requirement. Accordingly, Dissenting Holders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.
The Dissenter Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.
The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
Dissenting Holders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Holder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.
Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Offer and the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Offer and the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal, with respect to all Shares, if no Petition is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal by delivering a written withdrawal either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation, and further in accordance with Section 262 of the DGCL and accept the Merger Consideration.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL.
STOCKHOLDERS OR BENEFICIAL OWNERS WHO TENDER SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE OFFER ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
U.S. Antitrust
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations that have been promulgated thereunder (the “HSR Act”), certain transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated unless Premerger Notification and Report Forms have been filed with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the expiration or termination of any waiting period under the HSR Act. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirement.
Pursuant to the Merger Agreement, on August 15, 2025, a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC were made on behalf of Parent and Ultimate Parent as well as the Company. The waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire 15 days following the filing of the Premerger Notification and Report Form, at 11:59 p.m., Eastern time. Any waiting period that expires on a Saturday, Sunday or federal holiday is extended until the next day that is not a Saturday, Sunday or federal holiday at 11:59 p.m., Eastern time. The waiting period may change if the “ultimate parent entity” (as such term is defined under the HSR Act) of Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to start a new 15-day waiting period. If the Antitrust Division or FTC issues a formal request for additional information and documentary material, the waiting period will be extended until 11:59 p.m., Eastern time, 10 days after substantial compliance with such request. The parties may also agree with the Antitrust Division or FTC to not consummate the Offer for a specified period of time.
After the applicable HSR Act waiting period expires or has been terminated, Parent and the Company will be free to complete the Offer and the Merger subject to the remaining conditions set forth in the Offer to Purchase.
The Antitrust Division and the FTC frequently scrutinize the legality of transactions such as the Offer or the Merger under applicable antitrust and competition laws. At any time before or after the consummation of any such transactions, these authorities could take such actions as they deem necessary or desirable, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger, divestiture of the Shares so acquired or divestiture of the Company or Parent’s assets. In some cases, states and/or private parties may also bring legal action under the antitrust laws. While the Company believes that consummation of the Offer and the Merger would not violate any such antitrust, competition or foreign investment control law, there can be no assurance that regulatory clearances and approvals will be timely obtained or obtained at all, or that a challenge on antitrust, competition or foreign investment control law grounds will not be made and, if so, what the result will be.
Other Antitrust Approvals
The Company is not currently aware of any antitrust or merger control statutes or regulations of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the Offer or the Merger.
Annual and Quarterly Reports
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 4, 2025, as amended on April 29, 2025, and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 8, 2025.
Legal Proceedings
There are currently no Legal Proceedings relating to the Transactions that the Company is aware of but lawsuits arising out of or relating to the Transactions may be filed in the future.
Cautionary Note Regarding Forward-Looking Statements
This Schedule 14D-9 contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of the Company and Parent, including statements relating to the ability to complete and the timing of completion of the Transactions, including the anticipated occurrence, manner and timing of the proposed tender offer, the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions to the consummation of the Merger, the possibility of any termination of the Merger Agreement, the prospective benefits of the proposed transaction, and other statements that are not historical facts. The forward-looking statements contained in this Schedule 14D-9 are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. These statements may contain words such as “may,” “will,” “would,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” “seek,” “should,” “strategy,” “future,” “opportunity,” “potential” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the Offer; uncertainties as to how many of the Company’s stockholders will tender their stock in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the possibility that the Transactions do not close; risks related to the parties’ ability to realize the anticipated benefits of the Transactions, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that the Company and Parent will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the effects of the Transactions on relationships with employees, customers, suppliers, other business partners or governmental entities; negative effects of this announcement or the consummation of the Transactions on the market price of Company Common Stock and/or the Company’s operating results; significant transaction costs; unknown or inestimable liabilities; the risk of litigation and/or regulatory actions related to the Transactions; Parent’s ability to fund the

Transactions; obtaining and maintaining adequate coverage and reimbursement for products; the time-consuming and uncertain regulatory approval process; the costly and time-consuming pharmaceutical product development process and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials and assessing patients; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to the parties’ business operations and financial results; the sufficiency of the parties’ cash flows and capital resources; the parties’ ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; and other risks and uncertainties affecting the Company and Parent, including those described from time to time under the caption “Risk Factors” and elsewhere in the Company’s filings and reports with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, as well as the Schedule TO and this Schedule 14D-9. Any forward-looking statements are made based on the current beliefs and judgments of the Company’s and Parent’s management, and the reader is cautioned not to rely on any forward-looking statements made by the Company or Parent. Except as required by law, the Company and Parent do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

ITEM 9.   EXHIBITS
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated August 18, 2025 (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).
(a)(1)(F)	Summary Advertisement, published on August 18, 2025, in The New York Times (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).
(a)(5)(A)	Joint Press Release issued by Parent and Company, dated August 5, 2025 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the SEC on August 5, 2025).
(a)(5)(B)	Email from Michael Rossi, President and Chief Executive Officer of the Company, sent to employees, dated August 5, 2025 (incorporated by reference to Exhibit 99.2 of the Schedule 14D-9C filed by the Company with the SEC on August 5, 2025).
(a)(5)(C)	Investor/Analyst Letter, dated August 5, 2025 (incorporated by reference to Exhibit 99.3 of the Schedule 14D-9C filed by the Company with the SEC on August 5, 2025).
(a)(5)(D)	Patient and Patient Advocacy Organization Letter, dated August 5, 2025 (incorporated by reference to Exhibit 99.4 of the Schedule 14D-9C filed by the Company with the SEC on August 5, 2025).
(a)(5)(E)	Vendor/Supplier Letter, dated August 5, 2025 (incorporated by reference to Exhibit 99.5 of the Schedule 14D-9C filed by the Company with the SEC on August 5, 2025).
(a)(5)(F)	LinkedIn Post, dated August 5, 2025 (incorporated by reference to Exhibit 99.6 of the Schedule 14D-9C filed by the Company with the SEC on August 5, 2025).
(a)(5)(G)	A message to Company employees from Parent, dated August 6, 2025 (incorporated by reference to Exhibit 99.1 of the Schedule 14D-9C filed by the Company with the SEC on August 6, 2025).
(a)(5)(H)	Employee FAQ, dated August 6, 2025 (incorporated by reference to Exhibit 99.2 of the Schedule 14D-9C filed by the Company with the SEC on August 6, 2025).
(a)(5)(I)*	Opinion of Centerview Partners LLC, dated August 4, 2025 (included as Annex I to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated as of August 4, 2025, by and among the Company, Parent, Purchaser, and solely for purposes of Section 5.16 and Article 8 thereof, Ultimate Parent (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on August 5, 2025).
(e)(2)	Form of Support Agreement, dated as of August 4, 2025 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on August 5, 2025).
(e)(3) *	Mutual Confidentiality Agreement, dated as of February 4, 2025, by and between the Company and BTG.
(e)(4)	Employment Agreement, entered on October 17, 2023, between the Company and Michael Rossi (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on October 18, 2023).

Exhibit No.	Description
(e)(5)	Service Agreement, effective as of April 1, 2016, between the Company and Thomas Gad (incorporated by reference to Exhibit 10.12 of the Form S-1 filed August 24, 2018).
(e)(6)	Employment Agreement, entered on June 28, 2024, between the Company and Peter Pfreundschuh (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on July 1, 2024).
(e)(7)*	Employment Contract, entered on November 23, 2017, between the Company and Joris Wiel Jan Wilms, as amended by that Addendum to Employment Contract dated June 1, 2020.
(e)(8)*	Employment Agreement, entered on January 6, 2025, between the Company and Doug Gentilcore.
(e)(9)*	Offer Letter, entered on December 19, 2023, between the Company and John LaRocca.
(e)(10)*	Executive Severance Plan, adopted by the Board on January 6, 2025.
(e)(11)	Form of Officers and Directors Indemnification Agreement (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form S-1 filed by the Company with the SEC on August 24, 2018).
(e)(12)	Amended and Restated 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Company with the SEC on August 24, 2018).
(e)(13)	Form of Notice of Grant and Stock Option Agreement under the Amended and Restated 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed by the Company with the SEC on August 24, 2018).
(e)(14)	2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed by the Company with the SEC on August 24, 2018).
(e)(15)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 filed by the Company with the SEC on August 24, 2018).
(e)(16)	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1 filed by the Company on August 24, 2018).
(e)(17)	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-1 filed by the Company with the SEC on August 24, 2018).
(e)(18)	Amended and Restated Non-Employee Director Compensation Policy, effective March 18, 2025 (incorporated by reference to Exhibit 10.44 to the Annual Report on Form 10-K/A filed by the Company with the SEC on April 29, 2025).
(e)(19)	Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-1 filed by the Company with the SEC on August 24, 2018).
(e)(20)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2018 Equity Incentive Plan (as amended, employees, consultants and service providers other than directors) (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 5, 2020).
(e)(21)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2018 Equity Incentive Plan (as amended, directors) (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 5, 2020).
(e)(22)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 8, 2022).

Exhibit No.	Description
(e)(23)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 7, 2022.
(e)(24)	Form of Stock Option Grant Notice and Stock Option Agreement under the 2018 Equity Incentive Plan for directors (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 7, 2022).
(e)(25)	Form of Performance Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2018 Equity Incentive Plan (incorporated with reference to Exhibit 10.46 to the Annual Report on Form 10-K filed by the Company with the SEC on February 29, 2024)
(g)	Not applicable.

*
Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 18, 2025
Y-MABS THERAPEUTICS, INC.
By:
/s/ Michael Rossi

Michael Rossi
President and Chief Executive Officer

Annex I
Opinion of Centerview Partners LLC
Centerview Partners LLC
31 West 52nd Street
New York, NY 10019
August 4, 2025
The Board of Directors
Y-mAbs Therapeutics, Inc.
202 Carnegie Center, Suite 301
Princeton, NJ 08540
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Y-mAbs Therapeutics, Inc., a Delaware corporation (the “Company”), of the $8.60 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Perseus BidCo US, Inc., a Delaware corporation (“Parent”), Yosemite Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), the Company and, solely for purposes of Section 5.16 and Article 8 of the Agreement, Stark International Lux, a Luxembourg société à responsabilité limitée (“Ultimate Parent”). The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (other than Excluded Shares) (the “Tender Offer”) at a price of $8.60 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share as of the effective time of the Merger (other than any Shares (a) held by (1) the Acquired Companies (as defined in the Agreement) (other than, in each case, Shares that are held in a fiduciary or agency capacity and are beneficially owned by third parties) or (2) Parent, Purchaser or any other direct or indirect wholly owned Subsidiary (as defined in the Agreement) of Parent as of the Effective Time (as defined in the Agreement) and (b) any Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (a) and (b), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $8.60 per Share in cash, without interest (the $8.60 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent, Purchaser, Ultimate Parent or Charterhouse Capital Partners LLP (“Charterhouse”), an equity-holder of Ultimate Parent, and we have not received any compensation from Parent, Purchaser, Ultimate Parent or Charterhouse during such period. We may provide financial advisory and other services to or with respect to the Company, Parent, Ultimate Parent, Charterhouse or their respective affiliates, including portfolio companies of Charterhouse, in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, Ultimate Parent, Charterhouse or any of their respective affiliates, including portfolio companies of Charterhouse, or any other party that may be involved in the Transaction.
In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated August 3, 2025 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2024, December 31, 2023 and December 31, 2022; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such holder or any other person should otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

Annex II
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS
Section 262 Appraisal Rights.
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;
b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   [Repealed.]
(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2)   If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3)   Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e)   Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f)   Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g)   At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)   After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k)   Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l)   The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.